SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

     Annual Report 2005
Embratel Participações S.A.

Dear Shareholders:

Pursuant to legal and statutory provisions the Management of Embratel Participações S.A. ("Embrapar" or "Company"), herewith submits for your consideration the Management Report and the Company Individual and Consolidated Financial Statements for the year ended on December 31, 2005, accompanied by the related Report of Independent Accounts.

1 - Introduction

Embrapar is a holding company of Empresa Brasileira de Telecomunicações S.A. — Embratel ("Embratel"). Embrapar main investments are its direct equity stakes in Embratel that in turn controls mainly Star One S.A. ("Star One"), Vésper S.A. and Vésper São Paulo S.A. (collectively referred as "Vésper") and PrimeSys Soluções Empresariais S.A. ("PrimeSys"), in Net Serviços de Comunicação S.A. ("Net") and in Telmex do Brasil Ltda. ("TDB"). We present below a brief description of the above investments:

Embratel is one of the largest providers of telecommunications services in Brazil offering complete telecommunications solutions for the Brazilian market, including local, domestic and international long distance telephony, data communication and internet, and television and radio signals. Its telecommunication network coverage comprises the entire country. Whether in telephony, data or Internet, Embratel's services offer a balance of value between technology, quality, security and profitability both for the corporate and residential markets and for public sector as well.

Through its subsidiary Star One, Embratel offers satellite transponder capacity (data and internet, voice and digital signals of television and radio) all over the Brazilian territory.

Vésper, acquired in December 2003 by Embrapar, became an Embratel subsidiary in 2005 and in May that year its local telephony services operation licenses were consolidated to Embratel's. Therefore the local services (telephony and broadband) offered in Vésper's areas of activities — Regions I and III are currently provided by Embratel.

Embratel's most recent acquisition was PrimeSys that is a leading telecom outsourcing provider offering fully customized solutions, integrated consulting services and Service Level Agreements - SLA to customers demanding a high level of service requirements for mission critical applications to the performance of their business. The company provides services over a leased terrestrial and satellite network comprising 13.000 client points, over 140 points of presence in 66 of the largest Brazilian municipalities.

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  Net (a stake of 37.1% acquired in 2005) is the largest cable TV operator in Latin America per number of subscribers and connected households. It operates in 44 cities of Brazil including São Paulo and Rio de Janeiro and it is the largest internet access provider in high speed via cable-modem through our service Net Virtua.

  TDB (acquired in 2005) is a telecom operator offering voice, data, video and internet services to the corporate market.

2005 Highlights and Shareholding Structure

Embrapar is controlled by Teléfonos de México S.A. de C.V. ("Telmex"), a Mexican corporation which acquired its control on July 23, 2004 from MCI.

In 2005 Embrapar carried out a capital increase that was ratified on May 23, 2005. The Company's capital was increased by the amount of R$1,822,800,000.00 on the issue of 157,658,651,441 common shares and 266,248,325,303 preferred shares. Such funds were used to settle 35% of Guaranteed notes (approximately US$ 93.6 million), pay R$1.0 billion in promissory notes in Reais and pre-pay US$165 million in short-term debt.

On October 24, 2005, Embrapar concluded the acquisition of the total capital stock of TDB and a corporate stake corresponding to 37.1% of the capital stock of Net, both owned by Telmex. Such acquisition was implemented through the incorporation by Embrapar, of Atlantis Holdings do Brasil Ltda. ("Atlantis") and Latam do Brasil Participações S.A. ("Latam do Brasil"), companies which hold the participation in the capital stock of TDB and NET, respectively. For such assets, Embrapar issued to Telmex 230,452,649,971 common shares.

On November 25, 2005, after the approval by the Telecommunication Regulatory Agency - ANATEL and the implementation of precedent conditions, Embrapar concluded the control acquisition of PrimeSys.

On November 22, 2005, Embratel signed agreements with Net, that will permit the use by Embratel of Net's network and of various support services to be provided by Net to Embratel. Embratel may use Net's network to increase its access network as a whole, representing an important step to Embratel to speed up the time to market of integrated telecommunication services (local and long distance voice, data, broadband, internet, image and outsourcing) to several segments.

During the residential telephony implementation process Embratel and Net evolved towards a partnership model that includes sharing of operating results. Thus, on February 8, 2006, the parties celebrated a Memorandum of Understanding ("MOU") that outlines the new business model for delivery of local telephony service using Net's network. Besides a simpler implementation, that will speed up the time frame required for the releasing of the service, the new model enables Embratel to allocate more efficiently its resources. That is, while Net will be in charge of sales, installation, service and customer's relations in the residential market that it now serves with its hybrid fiber and coaxial network, Embratel will provide the telephony service. Embratel will also keep on offering local telephony services to the residential market through its fixed-mobile network.

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Embrapar Shareholder Structure

Embratel Participações S.A.

Shareholders	Common	%	Preferred	%	Total

Consertel 1, 2	230,452,628,060	44.97%	2,661,105,000	0.56%	233,113,733,060
Startel Participações Ltda [1]	148,345,890,385	28.95%	118,103,552,586	24.80%	266,449,442,971
New Startel Participações Ltda [1]	5,619,208,511	1.10%	4,470,908,233	0.94%	10,090,116,744
Telmex Solutions Telecommunications [1]	114,368,209,714	22.32%	90,996,760,410	19.11%	205,364,970,124
Share Ownership	498,785,936,670	97.33%	216,232,326,229	45.40%	715,018,262,899
Treasury Stock	0	0.00%	1,043,033,877	0.22%	1,043,033,877
Others	13,694,395,274	2.67%	259,002,962,257	54.38%	272,697,357,531

Total	512,480,331,944	100.00%	476,278,322,363	100.00%	988,758,654,307

Percentage per Stock Class	51.8%		48.2%		100.0%

[1] Telmex; [2] ADR form

Embratel S.A.

Shareholders	Common	%

Embratel Participações S.A.	5,679,815,484	99.0%
Others	57,990,761	1.0%
Total	5,737,806,245	100.0%

Embrapar's common and preferred shares of capital stock are traded on the São Paulo Stock Exchange (BOVESPA). Furthermore, the Company has a Level II ADR program representing preferred shares of capital stock traded on the New York Stock Exchange.

As Embrapar has shares traded on the New York Stock Exchange, it is also required to accomplish with SEC rules and, as a consequence, with Sarbanes-Oxley ("Sarbox") procedures. Embrapar created an Audit Committee to meet Sarbox's procedures and it is implementing the validation procedures of internal control.

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2 — Macroeconomic Context and Business Lines

Economic Environment

The year 2005 was noteworthy by a strong growth in the world economy of 4.3% according to the International Monetary Fund ("IMF") and by a large international liquidity.

Brazil registered a GDP growth of 2.3% in 2005. The monetary squeeze promoted by the Central Bank to fight the demand inflation appeared in 2004 and the delay in the implementation of major structural reforms were the main factors for such performance, that came in below the one registered in 2004, when the GDP grew 4.9% . On the other hand, the maintenance of a high SELIC rate, that ended the year at 18%, helped the Central Bank to meet its established inflation target that was 5.1% .. The highlight of the year was the commercial surplus of US$48 billion, resulting from a strong growth in exports and a smaller growth in imports that followed the slowing down of the domestic economic activity.

The exports remarkable performance combined to the entrance of foreign investment direct and in stock, together with the funds raised by the companies in the international market, made possible an expressive surplus of dollars in the market. In view of such scenario the Government pre-paid several foreign debts including those with the IMF and the Paris Club. This movement of external accounts adjustments provided an improvement in the perception of external solvency, that can be observed through the reduction of the country risk premium measured by EMBI+BRZ that dropped to 311 bps at the end of the year, together with the rise of the sovereign rating measured by Moody's, which went from B1 to Ba3. Furthermore, the Real presented a strong appreciation during the year (-11.8%), closing 2005 at R$2.34, while the IGP-M, strongly influenced by foreign exchange rose only 1.2% in the year, the smallest variation in the index history.

From the standpoint of Embratel, the variables that most positively affected the company businesses were the growth of Brazilian economy and the foreign exchange appreciation.

Regulatory

On December 22, 2005 Embratel signed the new concession contracts for domestic and international long-distance Switched Fixed Telephony Services (STFC); the new contracts that went into force on January 1st, 2006 will be effective for 20 years and provide for the possibility of review each five years aiming at new conditions and restudying of universalization and quality goals. Furthermore, the new contracts require that the companies each two years counting from the effective date of new concession contracts will pay on the second year of each two-year period a 2% fee calculated on the long distance net revenues verified in the first year of the two-year period.

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The following are some of the fixed telephony innovations that will go into effect in 2006:

Changes in the local network use (TU-RL) or local interconnection rates: as established in 2003, the renewed concession brought forth an important change in the setting of local interconnection rates. As of January 1st, 2006 the local network usage rates will be subject to a ceiling of 50% of local call rate. Such ceiling will be reduced to 40% in 2007. In 2008, it is probable that a long-term incremental cost model will be implemented to determine the local interconnection rate. Regardless of rates calculated from the use of cost model, the local access price per minute will remain with maximum cap of 40% of the rate for local calls from 2008 onwards.

Changes in the long distance network use (TU-RIU) or long distance interconnection ates: the new concession contracts also provide for a ceiling for the long distance interconnection rates. From January 1st, 2006 to December 31, 2007 the long distance network use will have a ceiling of 30% of public rates in the fourth degree (D4) of the basic plan. D4 refers to distances above 300km. In all probability, as of January 1st, 2008, a long-term incremental cost model will also be applied to calculate long distance interconnection rates.

Productivity Factor: Anatel will calculate the productivity factor to be applied to the public rates adjustment of each concessionaire for the years 2006 and 2007. Besides calculating each company's productivity factor, Anatel will also calculate a sector average, without Embratel, that will be weighted by the number of terminals. Thus those companies remaining above average will employ their relevant indexes and those remaining below average shall apply the Anatel-established sector average. In the case of Embratel, as it is a long distance concessionaire, Anatel will apply the company's own productivity factor.

New price index to be applied in the annual rate adjustment: IGP-DI, the price index used in the annual adjustment formula of public rates of concessionaire services since 1998, was replaced as of January 1st, 2006, by IST — Telecommunications Services Index. The IST is formed by a weighted basket of existing price indexes calculated by the IBGE — Brazilian Institute of Geography and Statistics and FGV - Getúlio Vargas Foundation. The IPCA (Consumer Price Index) will have the highest weight about 46.27% followed by IPA (Wholesale Price Index - Equipment) with 34.15%. The new calculation methodology takes into account the cost structure of the telecommunications sector.

Pulse to Minute Conversion: As of August 1st, 2007, all local calls, except those located in local areas that will continue to pay only the monthly fee, will be charged per minute. It is worth mentioning here that this change has no impact on the public rates charged by Embratel in national and international long distance fixed switched telephony, as these are already billed per minute. The change also does not apply to rates charged by Embratel where it is authorized to provide local fixed switched telephony. Embratel already bills and will go on billing its local telephony service per minute.

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Data Segment

Embratel is the leader in the Brazilian data transmission market. What sets it apart from its competitors is the broad range of the services it provides, its ability to combine them to meet customer needs, the experience of its seasoned workforce, its sales team, nation-wide coverage and the extension and quality of its network. Embratel's data services include dedicated lines at several speeds, including high-speed lines to other telecommunications services, several technologies for switched data transmission, satellite data transmission and various Internet products tailored for the corporate segment.

Its network with national and international coverage, allows these services to be provided in an integrated manner in many regions of Brazil, serving customers whose needs go beyond that of their city, state or region. Embratel is the principal Brazilian provider of high-speed data and Internet services.

Embratel has been selectively constructing its own networks to have direct access to corporate clients. Embratel has already built networks in more than 295 cities including 50-to-500 thousand inhabitants cities, generally located around the major Metropolitan regions of the country. The acquisition of TDB will enable Embrapar to increase the scope of its Metropolitan fiber optics network in 8 cities.

The market for Company-provided data services in 2005 posted healthy growth in demand for capacity and new services. Measured in equivalent 64kbits, the number of circuits supplied by the Company rose 7.6% in 2005 over the previous year.

The increase of the installed circuit base was also favored by the acquisition of TDB in the last quarter of 2005, of new services and the increase of bandwidth capacity to existing clients. This reflects the fact that Embratel upholds a solid position in the data market and is well prepared to take advantage of the Brazilian economy recovery.

Ever since it was privatized, Embratel has been achieving high levels of diversification on its revenues from data services and increasing its base of value added services. Moreover, the Company has diversified its customer base in recent years, adding to its customer's base a constantly increasing number of small and medium-sized clients. This has been the result of a coordinated strategy, involving efforts in the sales, product and access development.

In 2005, the free Internet provider Click21 kept its success reaching 1.5 million users in its base. Some factors contributed to this success such as the increase in the mail boxes storage capacity to 1 Gb and the accelerator that gives the perception of light broadband service. Click21, besides maintaining its initiative of increase of content offer in the portal through such partnerships as game channel, video-log, scrap album, education, among others, has also restructured its homepage that now has its own writing and published several promotions throughout the year, awarding its users with gift certificates, movies, theater and show tickets. The partnership with Net/Virtua to Broadband users' access was consolidated in 2005 and now serves all locations under Net coverage.

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Telephony Segment — Voice (Domestic and International Long Distance)

In the corporate market, Embratel has continued with the strategy of substituting basic voice revenue for value added services for its clients. In 2005, over 70% of the company's corporate voice revenue originated from such services. It is worth mentioning that the number of clients of Rede Única de Voz "Single Voice Network" presented a growth of 44% in 2005 as compared to the previous year.

During 2005 Embratel maintained the strategy adopted at the end of 2004 and launched campaigns to get closer to its clients. We would point out that in mid-2005, Embratel launched the campaign "Say No to High Rates" (Diga não às tarifas altas), by not increasing its long-distance rates at the time when Anatel authorized an annual rate increase.

Local Services

Embratel is the only local service provider that is present in all Brazilian states and can be characterized as the only local service operator at national level. Such status enables Brazilian companies located in the relevant cities to have only one provider of fixed telecommunication services. Besides offering only one number throughout the country, at competitive prices, Embratel innovates by billing its calls per minute adding transparency to the service provided.

At first Embratel devoted its efforts to offering trunk lines to customers already hooked up to its network. Currently, through fiber optic, digital radio and copper cables, Embratel makes direct connections with its corporate customer's base, providing voice and data services. It is important to highlight that in 2005 its local telephony service client base increased by 183% when compared to the previous year.

Embratel also offers local telephony services over a fixed-mobile network (Wireless Local Loop - WLL) acquired with the purchase of Vésper in 2003. Such services are offered to the residential market with rates per minute and added-value service such as caller ID with no additional charges besides Pre and Post-Paid plans.

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3 - Services

Embratel offers a complete portfolio of telecommunications solutions in Brazil, including local telephony, domestic and international long distance, data, video and internet transmission besides assuring the service in any point of Brazil through satellite solutions. Among such services, are:

  Multi-service Network — These are solutions for corporate networks with several technologies (IP MPLS, Frame Relay, ATM and satellite). These services have been developed to better meet the customers' needs interconnecting them with its business units, suppliers and partners spread over Brazil and the world.

  Outsourcing - Embratel has a complete portfolio of telecommunications solutions. It enables Embratel to assume the management and the operation of a communication environment or a company network. The acquisition of PrimeSys has strengthened this position to aggregate more value to Embratel's outsourcing solutions. Such solutions enable a better expense control, adds efficiency and flexibility to the operation and integration of the telecommunications services used by the customers. Therefore, with outsourcing, the customer will keep the focus on its own business.

  Internet and Added Value — From a simple internet connection (dial-up or dedicated) up to building of networks for companies and internet service providers (ISP), Embratel also offers hosting services of software and hardware, security management and video- conference. Embratel has the largest Latin America internet backbone and all the experience of a pioneer in Internet in Brazil.

  Residential Internet — Embratel offers Click 21 for the residential market, the free Internet that guarantees quality of connection and services through a local phone call. Among the benefits offered by Click 21 are the fast connection with no busy line; 24-hour support; two e-mails for each user with up to 30 Mb storage each; anti-virus; anti-spam; and links to the best websites available on the Internet.

  Advanced Telephony — These are solutions of local telephony, domestic (DDD) and international (DDI) long distance, and relationship (0800, 0300, 4004 and automatic service) using Intelligent Networks that provide its corporate customers with economy, control expenses besides facilities that add value to their respective businesses.

  Basic Long Distance Telephony — As a provider of telephony services throughout the national territory, Embratel offers tariff plans designed in accordance to corporate and residential markets consumption profile. It also offers post and pre-paid cards and the Brazil Direct (Brasil Direto) service to users traveling abroad who can make calls that will be charged in their telephone bills in Brazil.

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  Residential Local Telephony - Livre is the fixed telephony service of Embratel. With Livre, residential customers have plans adequate to their needs and their consumption profile, as well as economical tariffs. Post-paid and pre-paid plans are offered. In post- paid plans, the customer chooses a value of monthly minimum commitment. In pre-paid plans, the customer chooses a value to make a monthly recharge of credits. In both plans, the entire amount can be used in local, interstate, international and collect calls, to fixed or mobile phones. The services Answering Machine, Caller Id and Call Waiting are also offered for free to clients.

  Corporate Local Telephony — Embratel offers local telephony services to companies through Vipline and Single Number (Número Único) services. In addition to a detailed invoice, Embratel bills its local service per minute allowing users a better control of their expenses with telecommunications. The service of single number enables the company to gather the advantages obtained with the centralization and the efficiency of a Toll free service, preventing the company or the user to bear the cost of long distance calls.

Other Services — Embratel also offers services for the communication of data, voice and image, as well as transmission of television and radio signals. These are solutions transmitted through optic fibers, radio or satellite, in away to meet customer's needs.

Taxes, Fees and Contributions - In 2005, about R$2.6 billion were recognized as tax expenses. Among these taxes, special mention should be made of state value-added tax on circulation of goods and services (ICMS), municipal service taxes (ISS), corporate income tax (IPRJ), social contribution on profits (CSLL), the social integration program (PIS), social finance contribution (COFINS) and the provisory financial transactions contribution (CPMF), as well as other federal contributions such as FUST (Universalization Telecommunications Service Fund), FUNTTEL (Brazilian Telecom Technological Development Fund), and FISTEL (Telecom Inspection Fund).

Embratel's Network — by the end of 2005

Telephony, data and Internet national long distance network
•	The only company with a fully digital nationwide network (optic fiber, digital radio and satellite);
•	More than 35 thousand km optic fibers in long distance routes;
•	Installed transmission capacity of 315 Gbps.

Satellite Networks
	•	Embratel pioneered in offering satellite services in Latin America;
	•	4 satellites in orbit and two additional ones under construction;
	•	85 large and medium sized ground stations, as well as thousands of small sized stations.

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Internet
• Latin America's largest Internet backbone, with 44 Gbps of total band on sites sites and around 30 Gbps of band between sites at national level;
• 1,200 spots and 36 routing centers;
• National coverage - 550 locations throughout the country;
• Performance Guarantee Program (Quality of Service - QoS / 99.7%).

International Network

•	Participation in 24 submarine cable systems, that connect Brazil with the key commercial partners of the world and redundancy in more intense traffic areas;
•	Economically efficient capacity in international satellites which channels are monitored and controlled by our stations in Brazil;
•	3 digital centers for telephoning and international platforms of data networks (Frame Relay, ATM, IPL and MPLS), with location diversity for network security and each of them interconnected to the main telecommunication companies to provide voice and data services worldwide;

•	International Backbone Internet with capacity of 6.9 Gbps and transmission diversity, providing international services based on IP with high reliability for our customers.

Telephony Network

•	Local and long-distance telephoning network accelerated expansion reaching number near 3 million trunks;
•	Telephoning network expansion with New Generation technology (NGN) based on Voice over IP.

Metropolitan Network
•	Around 4 thousand Km of optic fiber cables in urban rings in the main Brazilian cities;
•	508 ADE networks — Digital Access Embratel in 295 cities from 25 Brazilian states, amounting to over 2,200 km of copper network to serve corporate customers.

4 — Society Supporting Activities

Embratel has, since 2001, been developing and supporting several projects such as: Cultural/ Educational — Biblioteca Digital Multimídia (Multimedia Digital Library), Tesouros de São Paulo (São Paulo's Treasures), Cultura Nota 10 Prize, Imprensa Embratel Prize and Roça in Rio - Arraial da Providência.

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5 — Economic Performance — Consolidated Financial Statements

Net Revenues - Embrapar closed 2005 with a net revenue of R$7.6 billion, representing a 3.2% increase in comparison with 2004, due to an increase of 7.6% (R$130 million) in the data communication revenues, a growth of 12.0% (R$73 million) in the local services revenue and 22.7% (R$53 million) with other services, which has further offset the decrease of 0.5% (R$24 million) in the long-distance revenues.

Net Revenues from Services

R$ thousand	2005	2004	Var% Year

LDN	4,104,864	4,012,763	2.3%
LDI	653,200	768,938	-15.1%
Voice	4,758,064	4,781,701	-0.5%

Data & Internet	1,614,040	1,550,975	4.1%
Rental of telephone lines and Other Providers	225,600	158,433	42.4%
Data	1,839,640	1,709,408	7.6%

Local services	680,386	607,644	12.0%
Other services	287,216	234,115	22.7%
Net Income	7,565,306	7,332,868	3.2%

Data Revenue — Data revenue, including Internet, increased 7.6% in 2005 reaching R$1.8 billion. Such revenue increase is explained by the growth in the revenue from rental of telephone lines to other providers and data and Internet, as well as by the consolidation of Telmex do Brasil and PrimeSys results in the fourth quarter of the year. In December 2005, Embratel had in service 1,7 million 64Kbit line equivalent circuits to provide data services to business customers. This representing an increase of 66.7% compared to the end of 2004.

Local Services — Local revenues amounted to R$680 million, an increase of 12.0% (R$73 million) over 2004, due to the increase in the portfolio of corporate and residential customers. The share of local services has increased to 9.0% of the net revenue.

Domestic Long Distance — The revenue from domestic long distance was R$4.1 billion in 2005, an increase of 2.3% in comparison with the previous year. In 2005, the domestic long distance traffic reached 12,470 million minutes, an increase of 0.8% in relation to 2004. Domestic long distance revenue accounted for 54.3% of the total of net revenue.

International Long Distance — International long distance dropped 15.1% in 2005 reaching R$653 million, as a consequence of more competitive fees, as well as the appreciation of Brazilian Real on inbound revenues. International long distance revenue accounted for 8.6% of the total net revenue.

Operating Income before Interest Expenses — In 2005, Embrapar posted operating income before the financial results of R$644 million in comparison to a R$228 million profit in 2004.

Net Profit/(Loss) — In 2005, Embrapar posted R$174 million net profit, compared with R$339 million net loss in 2004.

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Financial Situation — Embrapar ended the year with a cash position of R$610 million. Total debt as of December 31, 2005 was R$1.6 billion, presenting a reduction of 52.8% over 2004. Approximately 36.5% of the total indebtedness is either denominated in Reais or hedged against currency fluctuations.

In the second quarter of 2005, Embrapar received R$1.8 billion referring to the capital increase concluded on May 23, 2005 and used the resources to settle 35% in Guaranteed Notes (approximately US$93.6 million), as well as paying R$1.0 billion in local promissory notes and pre-payment of US$165 million in short-term debts.

It is worth highlighting that in the fourth quarter of 2005, Embratel borrowed na approximate amount of US$130 million (loan in Dollar with minimum term of three years and seven months for settlement), being approximately US$100 million assigned to payment of R$251 million for the acquisition of PrimeSys.

6 — Compliance with Instruction nº 381 of the Securities Exchange Commission (CVM)

On January 14, 2003, the Securities Exchange Commission (CVM) issued Instruction nº 381, which regulates disclosure, by Audited Entities, of information on provision, by the independent auditor, of services other than external audit.

Embrapar's procedure is to involve its Legal Department in the assessment of the object of services to be provided by the external auditors in addition to the examination of financial statements, in order to conclude, in the light of the relevant legislations, if such services, for their nature, do not represent a conflict of interest or affect the independence of objectivity of independent auditors.

Additionally, all audit services contracted are previously approved by the Audit Committee.

During the year ended December 31, 2005, the independent auditors who provide services to Embrapar and its subsidiaries did not perform any services related to the external audit that represented over 5% of the fees contracted on an annual basis.

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7 — Investments

In 2005, Embrapar invested R$1,427 million, presenting a 186.7% growth over 2004. Most of the investments were assigned to meet the demand of the market of data and Internet, in addition to satellite. Embrapar is constructing the satellites C1 and C2 so as to replace those in orbit, at the approximate cost of US$212 million and US$195 million, respectively. The launch of C1 is expected to the end of 2006 and C2 for the middle of 2007. Additionally, 20.6% of the investments was directed to the local access and 27.1% for the services of data and Internet.

8 — Commitments with ANATEL

In 2005, Embratel reached the quality goals set forth by ANATEL in most of the months. The rate of call completion (OK) was located near or above the goal of 70% and the jamming rate (CO) was maintained below the goal of 5%.

9 — Human Resources

Embratel ended 2005 with a total number of 13,888 employees, of whom 6,799 work for the operator Embratel itself, 195 for Star One, 6,159 for BrasilCenter, 231 for Vésper, 159 for Telmex do Brasil and 345 for PrimeSys.

The company is continuously renewing its labor force, adding new talents and adjusting the profile of its teams to market requirements.

The year of 2005 represents a milestone in Embratel's history. A development movement has been initiated and a New Embratel begins to be built based on the following foundations:

(i) Competitive differentials: the main differentials are the brand Embratel, the technical qualification, and its nationwide network coverage;
(ii) Development of a new organizational culture: its main values are the work as a source or personal fulfilling; growth as a form of full expansion, either in terms of market or profitability or conquest of new customers; the social responsibility, which is exercised from the internal relationship through the good corporate citizenship; and finally, the austerity, that teaches people the good use of resources and the elimination of waste; and
(iii) A new model of strategic people and excellence management through quality: it is characterized by the formulation of the performance cycle of professionals aligned to strategic objectives, by the merit system supported by objective metrics for the recognition and distribution of results — PPR, by the actions that favor a good work environment, specially the ones that stimulate learning, and finally, the adoption of work methods and tools that provide generation of value and competitive capacity. It is also worth noting that for Embratel, quality is understood as the increasing capacity of value generation for shareholders, customers and employees. Its awareness displays everything from the management model and the qualification of the entire staff on process improvement methods and tools, aiming at

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overcoming results expectations. The quality will be measured from 2006 by the organization performance gains in its financial and market indicators.

These are the three supporting foundations for Embratel's development, a larger, better and more competitive company.

We started this new phase with the Results Improvement Program which focus was the identification of opportunities, for the challenges of operations goals. There are still few data on results capable of expressing quantitatively these gains. However, we can observe the movement of leaders and employees attempting to get to know and apply methodologies and tools that will make real very quickly this management alignment effort of Embratel. Qualification was the most important investment in this project: prepared facilitators and 220 trained leaders in a new approach for the continuous improvement of processes, aiming at maximizing operation and process quality, together with the customers, for the excellence of Embratel's products.

We closed the year starting the Organizational Culture Development Program, with the launch of a new ethics code, crucial driver in the development process. The Ethics Code adopted, in addition to being a Code of ethical values and behaviors, is also a clear document on the organization direction, since this code shows references to the manager's actions, based on the models of integrity and enterprise destiny. Additionally, the code brings in its scope our new vision, mission and values, as well as the business and behavior principles that will guide our actions and shape the culture of the new company we intend to build.

In 2005, Embratel was highlighted in the Guide of Good Corporate Citizenship of "Exame" Magazine 2005, under the theme Relationship with Government and the Society, through the project Bibilioteca Digital Multimedia - Tesouros de São Paulo (Multimedia Digital Library — São Paulo's Treasures).

10 - Acknowledgements

Summing up, we thank the Shareholders, Customers, Governments, Suppliers and Financial Institutions for the support and trust and, specially, our employees for the dedication and efforts made.

Management

Rio de Janeiro, March 23, 2006

14

Financial Statements

Embratel Participações S.A.

December 31, 2005 and 2004 with Independent Auditors’ Report

EMBRATEL PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2005 and 2004

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of
Embratel Participações S.A.

We have audited the accompanying balance sheet of Embratel Participações S.A. and the consolidated balance sheet of Embratel Participações S.A. and its subsidiaries as of December 31, 2005 and 2004, and the related statements of operations, shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

Our audits were conducted in accordance with generally accepted auditing standards in Brazil and included: a) planning of our work, taking into consideration the materiality of the balances, the volume of transactions and the accounting systems and internal controls systems of the Company; b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statements presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Embratel Participações S.A. and the consolidated financial position of Embratel Participações S.A. and its subsidiaries as of December 31, 2005 and 2004, the results of their operations, changes in their shareholders’ equity and changes in their financial position for the years then ended, in accordance with the accounting practices adopted in Brazil.

Rio de Janeiro, February 9, 2006.

     ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

João Ricardo Pereira da Costa	Fernando Alberto S. de Magalhães
Accountant CRC-1RJ 066.748/O – 3	Accountant CRC-1SP 133.169/O-0-S – RJ

A free translation from Portuguese into English of financial statements prepared in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
December 31, 2005 and 2004
(In thousands of reais)

		Company		Consolidated

ASSETS	Notes	2005	2004	2005	2004

CURRENT ASSETS		25,508	11,369	2,807,508	2,919,305

Cash and cash equivalents	14	1,275	3,970	609,894	832,028
Accounts receivable	15	-	-	1,561,636	1,486,896
Inventories		-	-	16,245	48,383
Dividends and interest on capital		13,471	-	-	-
Related parties	27	-	-	794	788
Deferred and recoverable taxes	16	10,689	7,374	463,456	387,572
Prepaid expenses		-	-	33,664	33,105
Other current assets		73	25	121,819	130,533

NONCURRENT ASSETS		14,789	12,516	1,271,027	1,484,132

Deferred and recoverable taxes	16	-	-	1,077,957	1,306,320
Deposits in court		14,789	12,516	140,398	140,525
Other noncurrent assets		-	-	52,672	37,287

PERMANENT ASSETS		7,515,290	4,664,166	8,315,032	6,666,645

Investments	17	7,515,290	4,664,166	925,813	1,594
Property, plant and equipment	18	-	-	7,250,774	6,572,605
Deferred assets	19	-	-	138,445	92,446

TOTAL ASSETS		7,555,587	4,688,051	12,393,567	11,070,082

		Company		Consolidated

LIABILITIES	Notes	2005	2004	2005	2004

CURRENT LIABILITIES		176,772	98,996	2,772,307	4,431,656

Loans and financing	22	-	-	235,144	2,099,185
Accounts payable and accrued expenses	20	81	65	957,696	1,092,278
Taxes and contributions	21	39	16	447,455	491,031
Dividends		149,703	12,299	177,357	35,594
Personnel, charges and social benefits		-	-	71,070	73,781
Employees’ profit sharing		-	-	37,581	33,190
Provision for contingencies	24	2,255	-	646,355	477,264
Actuarial liability – Telos	25	-	-	43,821	68,342
Related parties	27	24,690	-	91	-
Other current liabilities		4	86,616	155,737	60,991

NONCURRENT LIABILITIES		13,431	62,685	1,864,271	1,751,219

Loans and financing	22	-	-	1,382,566	1,330,621
Actuarial liability – Telos	25	-	-	398,778	370,764
Taxes and contributions	21	12,516	12,516	55,659	48,919
Related parties	27	-	49,254	-	-
Sundry credits and other liabilities		915	915	27,268	915

DEFERRED INCOME		-	-	184,755	144,134

MINORITY INTERESTS		-	-	206,843	216,703

SHAREHOLDERS’ EQUITY AND ADVANCES
FOR FUTURE CAPITAL INCREASE		7,365,384	4,526,370	7,365,391	4,526,370

SHAREHOLDERS’ EQUITY	26	7,365,384	4,526,370	7,365,384	4,526,370

Capital stock paid-in		5,074,941	2,273,913	5,074,941	2,273,913
Revenue reserves		2,302,235	2,268,675	2,302,235	2,268,675
Treasury shares		(11,792)	(16,218)	(11,792)	(16,218)

ADVANCES FOR FUTURE CAPITAL INCREASE		-	-	7	-

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY		7,555,587	4,688,051	12,393,567	11,070,082

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

 STATEMENTS OF INCOME
Years ended December 31, 2005 and 2004
(In thousands of reais, except net income (loss), per thousand outstanding shares)

		Company		Consolidated

	Notes	2005	2004	2005	2004

GROSS OPERATING REVENUE
Telecommunications services and equipment sales		-	-	10,177,988	9,687,605
Gross revenue deductions		-	-	(2,612,682)	(2,354,737)

Net operating revenue	5	-	-	7,565,306	7,332,868
Cost of services and goods sold	6	-	-	(5,016,924)	(5,041,489)

Gross profit		-	-	2,548,382	2,291,379

OPERATING INCOME (EXPENSES)		(19,847)	(337,017)	(1,944,532)	(2,063,635)

Selling expenses	7	-	-	(873,842)	(900,126)
General and administrative expenses	8	(19,857)	(4,909)	(966,112)	(1,060,239)
Other operating income (expenses), net	9	10	(579)	(104,578)	(103,270)
Equity pick-up and provision for losses on
subsidiaries’ investments		19,881	(331,529)	40,417	-

OPERATING INCOME (LOSS) BEFORE
FINANCIAL INCOME (EXPENSE)		34	(337,017)	644,267	227,744
Financial income (expense)	10	10,851	654	(224,299)	(618,602)

OPERATING INCOME (LOSS)		10,885	(336,363)	419,968	(390,858)
Extraordinary non-operating income – ILL	11	-	-	-	106,802
Other non-operating income (expense), net	12	163,869	-	20,647	(43,345)

INCOME (LOSS) BEFORE TAXES AND
MINORITY INTERESTS		174,754	(336,363)	440,615	(327,401)
Income tax and social contribution	13	(327)	(838)	(221,514)	25,376
Minority interests		-	-	(44,847)	(37,231)

NET INCOME (LOSS) FOR THE YEAR		174,427	(337,201)	174,254	(339,256)

QUANTITY OF OUTSTANDING SHARES (IN
THOUSANDS)		987,715,620	332,964,465

NET INCOME (LOSS) PER THOUSAND
OUTSTANDING SHARES IN R$		0.18	(1.01)

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2005 and 2004
(In thousands of reais)

	Company

		Revenue reserves

			Unrealized	Reserve
	Capital stock	Legal	earnings	for	Treasury	Retained
	paid-in	reserve	reserve	investments	shares	earnings	Total

Balances as of December 31, 2003	2,273,913	201,706	1,590,150	828,166	(19,133)	-	4,874,802

Disposal (repurchase) of shares (Note 26.c)	-	-	-	-	2,915	(14,146)	(11,231)
Loss for the year	-	-	-	-	-	(337,201)	(337,201)
Absorption of accumulated losses	-	-	-	(351,347)	-	351,347	-

Balances as of December 31, 2004	2,273,913	201,706	1,590,150	476,819	(16,218)	-	4,526,370

Capital increase	2,801,028	-	-	-	-	-	2,801,028
Disposal of shares (Note 26.c)	-	-	-	-	4,426	(3,447)	979
Prescribed dividends	-	-	-	-	-	9,254	9,254
Realization of unrealized earning reserve	-	-	(54,433)	-	-	54,433	-
Net income for the year	-	-	-	-	-	174,427	174,427
Destination of adjusted net income:
Constitution of legal reserve	-	8,721	-	-	-	(8,721)	-
Proposed dividends	-	-	-	-	-	(146,674)	(146,674)
Constitution of investment reserve	-	-	-	73,465	-	(73,465)	-
Transfer to investment reserve	-	-	-	5,807	-	(5,807)	-

Balances as of December 31, 2005	5,074,941	210,427	1,535,717	556,091	(11,792)	-	7,365,384

			2,302,235

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005 and 2004
(In thousands of reais)

	Company		Consolidated

	2005	2004	2005	2004

SOURCE OF FUNDS
From operations:
Net income (loss) for the year	174,427	(337,201)	174,254	(339,256)
Expenses (income) not affecting working capital
Minority interests	-	-	44,847	37,231
Depreciation and amortization	10,472	-	1,090,245	1,145,660
Monetary and exchange variations and other charges
on noncurrent liabilities	561	655	(34,774)	(111,014)
Monetary and exchange variations and other
revenues from noncurrent assets	-	-	(432)	(34,728)
Realization of deferred income	-	-	(13,195)	(23,135)
Loss on the disposal of property, plant and equipment	-	-	(20,200)	108,952
Results from long term hedge contracts	-	-	(69,839)	70,013
Long term deferred income tax and social contribution	-	-	271,045	(118,300)
Actuarial liabilities update – Pension and Medical	-	-	40,462	113,002
Health Care Plan
Disposals of FUST recoverable	-	-	32,905	-
Equity pick-up	(97,557)	199,401	(37,958)	-
Other operating (income) expense		-	(10,221)	(26,257)

	87,903	(137,145)	1,467,139	822,168
From stockholders:
Capital increase	2,801,028	-	2,801,028	-
Advances for future capital increase	-	-	7	-

	2,801,028	-	2,801,035	-
From third parties:
Increase in noncurrent liabilities
Loans and financing	-	-	544,304	322,454
Related parties	-	48,599	-	-
Taxes and contributions	-	-	6,871	104
Deferred income	-	-	76,187	31,911
Other liabilities	-	-	26	-
Transfer from noncurrent assets to current assets	-	-	93,381	435,911
Transfer from investments to current assets	-	-	-	37,313
Transfer from current to noncurrent liabilities	-	-	28,957	-
Reduction in noncurrent assets	-	-	25,419	-
Disposal of property, plant and equipment	-	-	-	37,361
Prescribed dividends	9,254	-	9,254	-
Disposal of treasury shares	979	5,567	979	5,567
Dividends receivable	13,470	-	-	-
Other	-	-	175	2,053

	23,703	54,166	785,553	872,674

Total sources of funds	2,912,634	(82,979)	5,053,727	1,694,842

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005 and 2004
(In thousands of reais)

	Company		Consolidated

	2005	2004	2005	2004

APPLICATION OF FUNDS
Increase in noncurrent assets	2,273	-	174,043	120,680
Decrease in noncurrent liabilities	49,815	-	-	-
Transfer from current to noncurrent assets	-	-	50,544	43,148
Transfer from noncurrent to current liabilities	-	-	415,187	2,412,433
Additions to investments	1,324,644	-	898,063	807
Additions to property, plant and equipment	-	-	1,711,165	630,471
Additions to deferred assets	-	-	63,049	101,284
Dividends	146,674	-	146,674	-
Dividends and interest payable on capital from subsidiary	-	-	42,055	37,540
Effects of minority interest on capital increase in
subsidiary Star One	-	-	5,395	5,395
Repurchase of treasury shares	-	16,798	-	16,798
Advances for future capital increase	1,452,865	-	-	-

Total applications of funds	2,976,271	16,798	3,506,175	3,368,556

Increase (decrease) in net working capital	(63,637)	(99,777)	1,547,552	(1,673,714)

Variations in net working capital:

Current assets:
At the beginning of the year	11,369	125,722	2,919,305	4,127,529
At the end of the year	25,508	11,369	2,807,508	2,919,305

	14,139	(114,353)	(111,797)	(1,208,224)

Current liabilities:
At the beginning of the year	98,996	113,572	4,431,656	3,966,166
At the end of the year	176,772	98,996	2,772,307	4,431,656

	77,776	(14,576)	(1,659,349)	465,490

Increase (decrease) in net working capital	(63,637)	(99,777)	1,547,552	(1,673,714)

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

1. Background and Operations

Embratel Participações S.A. (“Embrapar” or “Company”) was incorporated in accordance with article 189 of Law 9,472/97 – General Telecommunications Law, based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was approved based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in the Company at a public auction at the Rio de Janeiro Stock Exchange on July 29, 1998, to Startel Participações Ltda., a Brazilian subsidiary of WorldCom, Inc. (“MCI”).

The business of the Company and its subsidiaries are regulated by Anatel, the Brazilian telecommunications market regulatory agency, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

The Company holds 98.99% of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), which provides domestic and international services under the terms of the concessions granted by the Federal Government, and renewed for 20-year term, since December 31, 2005, at cost to the Company, and subject to Anatel’s regulations. This cost is related to the payment, bi-anually, corresponding to 2% (two per cent) of its revenues, from switched fixed telephone service, net of taxes and social contributions, of the previously year to the payment.

On November 1, 2000, the subsidiary Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communications services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) radio and television broadcasting. On the date of its incorporation, all terms related to the Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, which was renewable until December 31, 2020, at cost to the subsidiary, by Anatel, and would be renewable for more 15 years subject to Anatel’s regulation.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

On July 23, 2004, the operations subject to the contract executed by MCI and Teléfonos de México, S.A. de C.V. (“Telmex”) were concluded. The latter company was established and exists in accordance with the laws of Mexico. Telmex acquired through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC all of the interest, direct and indirect by MCI of the share capital of Startel Participações Ltda. and New Startel Participações Ltda., parent companies of the Company. The U.S. Bankruptcy Court Judge authorized this operation in the second half of 2004. Approval by Anatel had already occurred in compliance with the telecommunications regulations and approval from a public bidding aspect remained to enable approval by the Administrative Council for Economic Defense – CADE, although Telmex had already assumed management of the Company on July 23, 2004.

On December 13, 2004, an auction was held on the São Paulo State Stock Exchange – BOVESPA, for the public offer for the acquisition of shares in the Company to relinquish control (“OPA”), conducted by Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC), which acquired 47,841,438 thousand additional shares, thereby increasing its stake in the Company to 90.25% of common stock (33.57% of total capital).

On May 3, 2005, the Company concluded the shares offering process, increasing its capital to R$4,096,713, corresponding an emission of 157,658,651 thousand common shares and 266,248,325 thousand preferred shares, increasing the Telmex’s indirect interests on the voting capital of the Company from 90.25% to 95.14% .

On October 24, 2005, the Company has concluded the acquisition of all of the capital stock of Telmex do Brasil Ltda. (“TDB”), an equity stake equivalent to 19.81% of the capital stock of Net Serviços de Comunicação S.A. (“NET”) and a equity stake of 83% of the capital of GB Empreendimentos e Participações S.A., held by Telmex. With the acquisition of the equity stakes on NET and GB, the Company has become a holder of direct and indirect interest (through GB) of 37.1% of the NET capital stock.

The operation was implemented through the merger of the companies Atlantis Holdings do Brasil Ltda. (“Atlantis”) and Latam Brasil Participações S.A. (“Latam”), holder of the total shares representing the capital of TDB and NET, respectively. These mergers were approved for most part of votes on the extraordinary general meeting on Embrapar and unanimous on Atlantis’ meeting.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

The holders of Latam and Atlantis received, in exchange 100% of their shares, a total of 186,512,208,083 and 43,940,441,888 common shares issued by the Company, respectively, which will be entitled to the same rights and advantages attributed to the common shares issued by the Company already in circulation and which will share in the net income of the current financial year, proportionally as of their date of issuance, therefore exchanging 219.1087 and 35.1075 common shares issued by the Company, respectively, for each share of the capital stock of these companies, cancelled as a result of the merger. The indirect interests from Telmex on the Company’s voting capital has increased from 95.14% to 97.33% .

Anatel, which has been previously consulted, has stated that the terms and conditions for the merger are in accordance with the applicable law, and that all required approvals have been obtained. Therefore, the merger does not depend upon any other governmental approval.

The Company also holds indirect interest of 100.00% of the capital of Vésper S.A. (“VSA”) and Vésper São Paulo S.A. (“VSP”), which provides telecommunication services. Until May 26, 2005, these subsidiaries were local competitors in São Paulo (Region III) and the North and Northeast (Region I) regions of Brazil. According to Act No. 40,812/2003 of Anatel, it was necessary to eliminate all overlapping of service areas or types of services derived from the transfer of these subsidiaries to the Company within 18 months following the publication of this act (November 25, 2003).

For such reason, on May 27, 2005, based on Anatel Act n° 51,119/2005, the authorizations to operate switched fixed telephony services held by VSA and VSP were consolidated with the authorizations hold by Embratel for operate the same type of service.

On October 28, 2005, Vésper Holding São Paulo S.A. and Vésper Holding S.A. were merged by their subsidiaries, VSP and VSA. At this same date, the subsidiary CT Torres Ltda. (“CT Torres”), acquired on March 2, 2004 by Embratel, whose fixed assets comprise 622 communication towers, belonging up to December 2, 2003 to VSA and VSP, were spun off and its parts incorporated again into the subsidiaries VSA and VSP. As a consequence, there were a dilution of indirect interest by the Company in these subsidiaries and an increase of interest by the subsidiary Embratel.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

On November 25, 2005 the subsidiary Embratel has concluded the transaction of the purchase of shares and sale agreement with Portugal Telecom Brasil S.A. (“PT Brasil”), where PT Brasil transfers to Embratel the total amount of shares that represent 100% of the capital of Primesys Soluções Empresariais S.A. (“Primesys”), and all the rights resulting from and pertaining to those shares, face the payment of R$250,976 by the subsidiary Embratel to PT Brasil, after the approval by Anatel and implementation of all previous conditions.

2. Presentation of the Financial Statements

The individual and consolidated financial statements are the responsibility of the Company’s Management and were prepared in accordance with the accounting practices adopted in Brazil, that include dispositions in Corporation Law, regulations applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários) and announcement of the Brazilian Institute of Accountants (Instituto dos Auditores Independentes do Brasil – IBRACON).

Certain reclassifications were performed in the financial statements for the year ended December 31, 2004 to make them consistent with the presentation of the current year.

3. Principal Accounting Practices

a) Cash and cash equivalents

Refer to the bank deposits and highly liquid temporary investments held to maturity and are recorded at cost, plus income earned through balance sheet date, which do not exceed market value, when applicable.

The Company is quota holder of an exclusive investment fund, whose portfolio of marketable securities and liabilities have been consolidated.

The fund’s marketable securities from the portfolio investment funds are acquired to be frequently and actively negotiated, and in compliance with specific rules set forth by the Central Bank of Brazil, are classified as trading securities and carried at market value determined by the administrator, with realized and unrealized gains and losses recorded in the statement of income.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

b) Accounts receivable

Refer primarily to the amounts received from local and long distance domestic and international telecommunication services, billed and/or unbilled at the balance sheet dates, as well as amounts receivable from data and other services.

An allowance for doubtful accounts is accrued to cover the amounts which recoverability is considered doubtful.

c) Foreign currency transactions

Assets and liabilities in foreign currency are recorded at the exchange rate prevailing at the balance sheet dates. Exchange gains or losses are recorded in the income statement under “Financial Income (Expense)”, when incurred. The effects of exchange rate variations are described in Note 10.

d) Inventories

Inventories are stated at the average purchase cost less the provision for realization, when applicable and refer primarily to handsets (digital telephone equipment).

e) Investments

Refers substantially to the interest in subsidiaries and associated company recorded under the equity method.

The accounting practices adopted by the subsidiaries and associated company, included those located overseas, are consistent with those adopted by the Company.

On December 31, 2004, the provisions for losses in investments of subsidiaries VSA and VSP were classified as current liabilities and calculated based on the Company’s interests on the negative equity on these subsidiaries. On December 31, 2005, these provisions were reversed due to the dilution of its interest in these subsidiaries, as described in Note 12, and since therefore, recognized by the subsidiary Embratel.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

f) Property, plant and equipment

Property, plant and equipment is recorded at purchase cost and/or construction cost, monetarily restated up to December 31, 1995, less accumulated depreciation, adjusted for impairment, when applicable.

The annual rates of depreciation are calculated using the straight-line method, based on the estimated useful lives of the assets. The main applicable rates are stated in Note 18.

Expenses for maintenance and repairs are capitalized when they represent improvements (increase of installed capacity or useful life) while the others are expensed. The financial charges arising from financing linked to construction in progress are recorded in property, plant and equipment.

The Company’s policy is to capitalize goods acquired through leasing arrangements and the corresponding lease finance is recorded as a liability. The liability arising from such operations bear interests as established in the leasing contracts and, when applicable, exchange variations.

The recoverability of the Company’s property, plant and equipment through future generation of income is monitored on the basis of income forecasts for the purpose of verifying whether the net recoverable value is greater than the net book value.

g) Deferred charges

Deferred charges refer to the goodwill paid by the former parent company of CT Torres on its acquisition, which was later capitalized on CT Torres (with the spun off of CT Torres, as mentioned in Note 1, and its merger by the subsidiaries VSA and VSP, this goodwill has been recorded by these companies).

On December 31, 2005, also refers to the goodwill paid by the former parent company of the subsidiary Primesys on its acquisition, which was later capitalized on Primesys.

The above mentioned goodwills are well-founded on and have been amortized based on future profits forecasts.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

Additionally, there are pre-operating expenses recorded by the subsidiaries Click 21 and Primesys on December 31, 2005, and by the subsidiaries Click 21, VSP and VSA on December 31, 2004. The balances of subsidiaries VSP and VSA were adjusted to the recoverable amounts and amortizated in 5 years, ending during the year of 2005.

h) Loans and financing

Loans and financing are updated based on the exchange or monetary variations and according to the interest rates incurred up to the balance sheet dates according to the terms defined in the contracts.

i) Income tax and social contribution

Income tax and social contribution are calculated according to the rules and rates prevailing during the year and are recorded on an accrual basis.

Deferred income tax and social contribution on accumulated tax losses and social contribution negative basis, as well as on temporary differences are assessed based on the expectation of generating future taxable income less the valuation allowance based on the regulations established by CVM Instruction No. 371/02, as stated in Notes 13, 16 and 21.

j) Provision for contingencies

Constituted based on the external and internal legal counsels’ opinions at amounts deemed to be sufficient to cover any losses or risks which chances of losing are considered probable. The total balance is recorded as current liabilities, due to the fact that it is not possible to estimate the time required to reach settlement. The grounds and nature of the provisions are described in Note 24.

k) Actuarial liability - Telos

The subsidiaries Embratel and Star One sponsor an entity to manage the pension funds and other post-retirement benefits for their employees (Note 25). The contributions toward the plans are planned by actuaries and recorded on an accrual basis.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were fully recognized in the financial statements as of December 31, 2001.

l) Deferred income

This amount is mainly related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosul, and is reflected in income statements according to the terms of the contracts.

Additionally, it includes the amount of the negative goodwill recorded on the acquisition of the subsidiaries VSP, VSA and the merger of Latam.

m) Revenue recognition

Revenues from telecommunications services are recorded on an accrual basis, less an estimate for billing problems or disputes.

n) Financial income (expense)

Represents interest and foreign exchange and monetary variations on loans and financing and other assets and liabilities subject to monetary updated, recorded on an accrual basis. Additionally, includes banking and fiduciary letters expenses, as well as PIS (Employees’ Profit Participation Program) and COFINS (Tax on Social Security Financing) expenses (calculated on financial income) and CPMF (Provisional Contribution on Financial Activities).

o) Employees’ profit sharing

The subsidiaries Embratel, Star One and Click 21 have established a provision for employees’ profit sharing, which is calculated based on the Company’s and employees’ targets and which payment is subject to approval by the Annual General Shareholders’ Meeting. These subsidiaries recorded this expense in the statement of income under general and administrative expenses (R$51,949 and R$38,881 for the years ended December 31, 2005 and 2004, respectively). In 2005, BrasilCenter has recorded a provision, in amount of R$1,608, classified as personnel in the group of selling expenses.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

Management profit sharing is included under Directors’ Fees (Note 29).

p) Minority interests

Refers to the minority shareholders’ interests in the subsidiaries Embratel and Star One.

q) Net income (loss) per thousand outstanding shares

Net income (loss) per thousand outstanding shares is calculated based on the number of outstanding shares on the date of the financial statements.

r) Use of estimates

The preparation of the financial statements according to the accounting practices adopted in Brazil require Management to make use of estimates and premises which impact the amounts and disclosure of assets, liabilities, income and expenses. The effective results may differ from the estimates and assumptions used.

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and non-current asset and liabilities balances. The amount of shareholders’ minority interest has been separated in the results and shareholders’ equity of the subsidiaries.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

The consolidated financial statements include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

	%

	2005	2004

Empresa Brasileira de Telecomunicações S.A. – Embratel	99.0	98.8
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Click 21 Comércio de Publicidade Ltda.	100.0	100.0
Vésper S.A.	100.0	100.0
Vésper São Paulo S.A.	100.0	100.0
Telmex do Brasil Ltda.	100.0	-
Primesys Soluções Empresariais S.A.	100.0	-
CT Torres Ltda. (Note 1)	-	100.0
Embratel Americas, Inc. (1)	100.0	100.0
Embratel Chile S.A. (1)	100.0	100.0
Embratel Internacional S.A. (1)	100.0	100.0
Embratel Uruguay S.A. (1)	100.0	100.0
Gollum Investments, Inc. (1)	100.0	100.0
Palau Telecomunicações Ltda. (1)	100.0	100.0
Ponape Telecomunicações Ltda. (1)	100.0	100.0
Vega 21 Participações Ltda. (2)	-	100.0
Vetel 21 Participações Ltda. (2)	-	100.0
Avantis Investments, Inc. (3)	-	100.0
Vésper Holding S.A. (Note 1)	-	100.0
Vésper Holding São Paulo S.A. (Note 1)	-	100.0

(1)	The Board of Directors approved the liquidation/dissolution of these Companies, but the dissolution process is still in progress.

(2)	The liquidation/dissolution of these subsidiaries occurred in the 1st quarter of 2005.

(3)	The liquidation/dissolution of this subsidiary occurred on December 29, 2005.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

5. Net Operating Revenue

	Consolidated

	2005	2004

Voice
Domestic long distance	4,104,864	4,012,763
International long distance	653,200	768,938

	4,758,064	4,781,701
Data & Internet
Corporate and other	1,614,040	1,550,975
Telecommunications companies	225,600	158,433

	1,839,640	1,709,408

Local services	680,386	607,644

Other services (1)	287,216	234,115

Total	7,565,306	7,332,868

(1)	Refers mainly to revenues from the transmission of television and radio, telex and mobile satellite communication services.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

6. Cost of Services and Goods Sold

	Consolidated

	2005	2004

Interconnection/facilities (1)	(3,364,817)	(3,362,504)
Depreciation and amortization	(914,755)	(976,907)
Personnel	(249,220)	(246,819)
Third-party services (2)	(278,256)	(229,374)
Other	(209,876)	(225,885)

Total	(5,016,924)	(5,041,489)

(1)
Interconnection costs represent charges by the local fixed-line telephone companies for the use of private circuit lines and connection costs by the subsidiary Embratel to regional fixed line and mobile telephone companies, according to the interconnection regime under Resolution No. 33 effective since April 1, 1998.

(2)	Refers mainly to the installation and maintenance of telecommunications equipment and public utilities (electric power).

7. Selling Expenses

	Consolidated

	2005	2004

Doubtful accounts (1)	(393,821)	(366,590)
Personnel	(269,377)	(278,619)
Third-party services (2)	(203,448)	(244,186)
Depreciation and amortization	(2,521)	(3,457)
Other	(4,675)	(7,274)

Total	(873,842)	(900,126)

(1)	Comprise also other losses related with accounts receivable.

(2)	Refers, substantially, to the expense with marketing and advertising, advisory and consulting.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

8. General and Administrative Expenses

	Company		Consolidated

	2005	2004	2005	2004

Third-party services (1)	(7,971)	(3,858)	(499,482)	(513,095)
Depreciation and amortization	(10,472)	-	(172,969)	(165,296)
Personnel (2)	(691)	(401)	(133,157)	(259,598)
Taxes	(720)	(647)	(36,734)	(34,467)
Employees’ profit sharing	-	-	(51,949)	(38,881)
Other	(3)	(3)	(71,821)	(48,902)

Total	(19,857)	(4,909)	(966,112)	(1,060,239)

(1)	Refer to maintenance, conservation and cleaning expenses as well as those for public utilities and information technology, printing and postage of telephone bills, auditing, assistance and consulting.

(2)
In 2004, this personnel expenses include approximately R$92,000 paid to executives as indemnity, in accordance with the “Plan for Retention of Executives and Strategic Employees”, held by the subsidiary Embratel since 2000.

9. Other Operating Income (Expenses), Net

	Consolidated

	2005	2004

Interconnection cost recovery (1)	-	65,647
ICMS recovery	28,359	14,124
Agreement with operators (Note 31)	72,154	68,456
FUST (Note 16.b)	(66,205)	37,902
Provision for contingencies (Note 24)	(196,949)	(323,059)
Tax credit – PASEP (2)	144,325	-
Late charges expenses, net	(27,101)	(16,127)
Other (3)	(59,161)	49,787

Total	(104,578)	(103,270)

(1)
In view of the decision by the Special Tribunal of the Higher Court of Justice, issued in a session held on July 1, 2004, which supported the Company’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, the subsidiary Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

(2)
After Decree-Laws No. 2445/88 and 2449/88 were declared unconstitutional by the Federal Supreme Court - STF, which suspended their enforceability in October 1995, the Company filed a Declaratory Action claiming the recognition of its right to offset amounts improperly paid to the Public Service Employee Savings Program – PASEP in the period from January 1989 to August 1995, against amounts due or overdue to the Social Integration Program - PIS, monetarily adjusted, including by indices understated by inflation rates under several economic plans in force from the original date of payments until December 1995. Based on a preliminary court decision dated July 28, 1999, which determined that tax authorities could not officially notify the Company of tax deficiency with regard to the offset of such credits, the amounts paid were recalculated, based on the provisions of Supplementary Law No. 8/70, and offset against PIS payable between July 1999 and November 2000. Corresponding liability was maintained in the financial statements under liabilities and monetarily adjusted until the closing of the case. On August 29, 2005 was certificated that the decision of the Third Panel of the Federal Regional Court of the 2nd Chapter had become final and unappealable, thus recognizing the Company’s right to use said credit amounts. Considering such decision, the Company recognized in the year ended December 31,2005 a tax credit in the amount of R$17,955 (Note 10), which will be offset against payments due of PIS, and also reversed the liability that had been recorded in its financial statements in the amount of R$151,163, which R$6,838 (Note 10) referred to interests that had been recorded as financial income (expense).

(3)
Due to the agreements with operators, during the third quarter of 2005, the Company made an analysis about the risk situations regarding former disputes related to the beginning of the co-billing process, and it was identified and recorded an amount of R$61,000.

10. Financial Income (Expense)

	Company		Consolidated

	2005	2004	2005	2004

Financial income
Interest on temporary investments	16,008	1,607	222,042	271,159
Monetary variation - credit (1)	-	-	(10,244)	259,949
Exchange variation - assets accounts	4	409	(33,598)	(9,558)

Subtotal	16,012	2,016	178,200	521,550

Financial expense
Financial charges (1)	(5,161)	(1,362)	(351,950)	(589,288)
Monetary variations – charge	-	-	(32,341)	(505,126)
Exchange variations – liabilities accounts	-	-	(18,208)	(45,738)

Subtotal	(5,161)	(1,362)	(402,499)	(1,140,152)

Total	10,851	654	(224,299)	(618,602)

(1)	The Company recognized a tax credit – PASEP of R$17,955, as well as an interest of R$6,838, in the financial statements, as described in Note 9 and Note 16.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

In 2005, the US dollar devalued by 11.82% (8.13% devaluation for the same period in 2004) against to the Brazilian real, and so the Company recorded an exchange variation expense of R$18,208 during the year (exchange variation expense of R$45,738 in the same period of 2004), net of results from hedge contracts recorded during the year (expenses of R$239,922 and R$209,935 in 2005 and 2004, respectively).

11. Extraordinary Non-Operating Income - ILL

From 1989 through 1992, the Federal Government imposed a tax on profit (ILL – Imposto sobre o Lucro Líquido) and, during this period, the Company’s subsidiary Embratel regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other taxpayers to go to court. In 1999 the subsidiary Embratel filed a lawsuit, which was granted in 2002 a preliminary injunction to obtain the ILL credit, which was compensated with the IRPJ due to the period from May, 1999 to July, 2001.

In 2002, the subsidiary Embratel, based on a preliminary injunction obtained in 2002 and based on final decision by the Higher Courts, recognized the revenue corresponding to the principal amount of the aforementioned liability, under the caption “Extraordinary Non-operating Income”. The revenue of R$106,802 corresponding to the purge of inflationary gains was recognized in the second quarter of 2004 under the same caption, after the final decision that was issued by the Higher Court of Justice.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

12. Other Non-Operating Income (Expense), Net

	Consolidated

	2005	2004

Income
Disposal of property, plant and equipment (1)	5,175	37,361
Sale of investments (Note 17)	-	8,502
Agreement with operators (Note 31)	9,627	-
Other	9,586	16,623
Expenses
Write-off of property, plant and equipment	(2,889)	(2,339)
Provision for write-off of property, plant and
equipment (1)	-	(71,492)
Provision for impairment (Note 18)	-	(32,000)
Provision for losses on investments	(852)	-

Total	20,647	(43,345)

(1)	Amounts in 2004 include sales of property, plant and equipment of R$31,091 and its related provision to write- off of R$33,092, in agreement with other operators, as described on Note 31.

In the Company, the income is related to the reversion of losses on investments of VSA and VSP subsidiaries, due to the dilution of the direct interest held by the Company (Note 1).

13. Income Tax and Social Contribution on

The Company and its subsidiaries are subject to corporate income tax - IRPJ and social contribution on profits - CSSL based on taxable income and have chosen to pay these taxes based on monthly estimates. By this calculation methodology, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared as provided in current tax and commercial legislation. The amounts prepaid of IRPJ and CSSL are recorded as Income Tax – Estimate and Social Contribution and are presented as a deduction from the respective taxes payable in the financial statements (Note 21).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

The provision for income tax is calculated based on taxable income at a rate of 15% plus a 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

On December 31, 2005, the tax losses carry forward and negative basis of social contribution of the main subsidiaries, that can be offset according to Law No. 8,981, which limited offsetting of accumulated tax losses and negative basis for social contribution to 30% of taxable income generated in each fiscal year, are described below:

	Tax losses carry forward	Negative basis of social contribution

Subsidiary

Embratel	1.050.333	929.896
VSA and VSP (1)	4.005.744	4.010.560
TDB (1)	522.690	531.480
Primesys (1)	185.759	185.759

Total	5.764.526	5.657.695

(1)	Due to the fact that these companies did not present taxable income, as well as due to uncertainties regarding to its realization, the respective tax credits has not been recognized.

13.1. Income tax and social contribution income (expenses)

Income tax and social contribution expenses include the current expense for the year, computed in accordance with current tax legislation, and deferred expense calculated on the temporary differences arising or realized in the year, tax losses carry forward and negative basis of social contribution. The consolidated deferred income tax and social contribution expense, recorded during 2005, totaled R$149,650 (income of R$99,403 in 2004) resulting from the calculation of these taxes on the allowance of doubtful accounts, tax losses carry forward and other temporary nondeductible expenses as well as other temporary non-taxable income (Note 16).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

Breakdown of income tax and social contribution income (expense):

	Company		Consolidated

	2005	2004	2005	2004

Current
Social contribution	(93)	-	(18,388)	(19,427)
Income tax	(234)	-	(53,476)	(54,600)

Total current	(327)	-	(71,864)	(74,027)

Deferred
Social contribution	-	(222)	(39,243)	27,106
Income tax	-	(616)	(110,407)	72,297

Total deferred	-	(838)	(149,650)	99,403

Total income (expense)	(327)	(838)	(221,514)	25,376

Current income tax and social contribution expense reported in the consolidated statements of income for the years ended 2005 and 2004 are mainly attributable to the subsidiary Star One.

13.2. Reconciliation of tax income (expenses) with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

	2005	2004	2005	2004

Income (loss) before taxes and minority interests	174,754	(336,363)	440,615	(327,401)

Income tax credits (expenses) at nominal rate	(43,689)	84,091	(110,154)	81,850
Adjustments to obtain the effective rate:
IRPJ on amortization of goodwill on merger	-	-	(6,611)	(6,611)
Unrecorded tax credits owed to Instruction CVM 371 (1)	-	(1,057)	(19,223)	(39,999)
Favorable decision regarding ILL (Note 11)	-	-	-	9,757
Equity pickup and provision for losses on subsidiaries’
investments	4,970	(82,882)	10,103	-
Other permanent additions (exclusions) (2)	38,485	(768)	(37,999)	(27,300)

IRPJ credits (expenses) in the statements of income	(234)	(616)	(163,884)	17,697

Social contribution credits (expenses) at nominal rate	(15,728)	30,273	(39,655)	29,466
Adjustments to obtain the effective rate:
CSSL on amortization of goodwill on merger	-	-	(2,380)	(2,380)
Unrecorded tax credits owed to Instruction CVM 371 (1)	-	(435)	(6,955)	(14,370)
Favorable decision regarding ILL (Note 11)	-	-	-	3,513
Equity pickup and provision for losses on subsidiaries’
investments	1,789	(29,838)	3,638	-
Other permanent additions (exclusions) (2)	13,846	(222)	(12,278)	(8,550)

CSSL credits (expenses) in the statements of income	(93)	(222)	(57,630)	7,679

Income tax and social contribution on statements of income	(327)	(838)	(221,514)	25,376

(1)	This basically refers to the losses incurred by subsidiaries VSP and VSA, on which no tax credits were established due to the uncertainties involved in the realization of them.

(2)	Permanent additions (exclusions) in the consolidated statements for 2005 mainly correspond to losses on credit receivable by Embratel, which do not fulfill the deduction rules predicted on actual tax law.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

14. Cash and Cash Equivalents

	Company		Consolidated

	2005	2004	2005	2004

Cash and bank deposits	94	183	241,542	45,697
Foreign short-term investments	-	-	27,989	124,638
Financial investment fund
Public securities (LFT and LTN)	1,129	3,455	325,658	607,982
Bank Certificates of Deposit (CDB)	55	343	15,680	55,603

	1,184	3,798	341,338	663,585
Provision for Income Tax	(3)	(11)	(975)	(1,892)

Total	1,275	3,970	609,894	832,028

A substantial part of the capital investments of the company is represented for funds application in exclusive investment funds quota.

This investment fund, compound by exclusive investment funds, allocate itself to the company and parent companies or those whom has the authorization to participate of that fund, it was built under the open condominium form without time limit. These application in exclusive investment funds have daily liquidity. The fund portfolio management is done by external managers that follow the investments politics determinated by the Company.

The financial assets that belong to fund portfolio are registrated, conforming the case, on the “Sistema Especial de LiquidaÇão e de Custódia” – SELIC, on the “Câmara de Custódia e LiquidaÇão” – CETIP, or in the “Bolsa de Mercadorias & Futuros” – BM&F.

15. Accounts Receivable

	Consolidated

	2005	2004

Voice services	2,038,839	2,495,792
Data, telecommunications companies and other services	483,680	901,149
Foreign administrators	209,628	210,435

Subtotal	2,732,147	3,607,376
Allowance for doubtful accounts	(1,170,511)	(2,120,480)

Total	1,561,636	1,486,896

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

The Company monitors its past due accounts receivable and the balance of the allowance for doubtful accounts as of December 31, 2005 and 2004 was mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses.

The Company continues to work intensely in the management of invoicing processes and systems, collection and fraud as well as blocking calls to assure that defaulting or fraudulent customers do not use the network. These systems and processes have enabled greater control of expenses incurred in doubtful receivables by the subsidiary Embratel.

Changes in the allowance for doubtful accounts were as follow:

Ending balance on December 31, 2003	1.926.426

Increase of expenses for doubtful accounts	347,482
Reduction related to other accounts	(6,045)
Disposal of allowance for doubtful accounts (1)	(147.383)

Ending balance on December 31, 2004	2.120.480

Increase of expenses for doubtful accounts	352.897
Reduction related to other accounts (2)	(405,778)
Disposal of allowance for doubtful accounts (1)	(897,088)

Ending balance on December 31, 2005	1.170.511

(1)	Reduction due to invoices disposals from voice and data services, after the drain of charging actions.

(2)	Reduction due to acquisition, by the subsidiary Embratel, of a portion of accounts receivable, net of allowance for doubtful accounts, from subsidiaries VSA and VSP and the reversions of provisions because the agreements with operators (Note 31).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

16. Deferred and Recoverable Taxes

	Company		Consolidated

	2004	2004	2005	2004

Deferred income tax and social contribution assets (a)
Provision for write-off of property, plant and
equipment/accelerated depreciation	-	-	29,257	35,215
Tax losses carry forward	-	-	262,583	263,858
Negative basis of social contribution	-	-	83,691	83,759
Allowance for doubtful accounts	-	-	382,019	623,672
Goodwill on the acquisition of investment	-	-	-	8,991
COFINS/PIS – temporarily non-deductible	1,872	1,872	2,732	30,403
Provision for contingencies	-	-	197,823	147,823
Other deferred taxes (provisions)	-	-	140,629	55,955

Subtotal	1,872	1,872	1,098,734	1,249,676

Withholding income tax (IRRF)	6,618	4,859	72,359	80,947
Recoverable income tax/social contribution	2,199	643	44,580	27,674
Value-added goods and services tax - ICMS	-	-	248,022	193,754
Income tax on net income - ILL (Note 11)	-	-	7,560	41,625
FUST (b)	-	-	-	66,205
FUNTTEL	-	-	1,483	1,446
Other (c)	-	-	68,675	32,565

Total	10,689	7,374	1,541,413	1,693,892

Current	10,689	7,374	463,456	387,572

Noncurrent	-	-	1,077,957	1,306,320

a) Deferred income tax and social contribution

Deferred taxes were recorded on the assumption of future realization as follows:

- Tax losses and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

- Goodwill on investment: Its realization was proportionally to the amortization of the goodwill from the subsidiary Star One, ending on December 31, 2005.

- Other temporary differences: realization will occur upon payment of the accrued provisions, and the effective write-off of underlying doubtful accounts or any other event which may result in a recorded loss.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

CVM Instruction No. 371/02 established for cumulative conditions to record and maintain deferred tax assets arising from temporary differences, tax losses carry forward and negative basis of social contribution as follows:

  Presentation of a history of profitability on the basis of the generation of taxable income during at least three of the last five years; and
  Presentation of an expectation to generate future taxable income based on a technical feasibility study, which supports the realization of deferred tax assets within a minimum term of 10 years.

Studies conducted by the Company indicate full recovery of the amounts recognized by its subsidiaries within the period defined by this Instruction.

The technical studies, which support the maintenance of the recorded amounts, correspond to Management’s best estimates regarding the subsidiaries’ projected income. As such, due to the inherent nature of financial forecasts and uncertainties of information based on future events, mainly considering the market in which the Company operates, there may be differences between the actual results and those shown in the financial projections.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

The table below shows the schedule for realization of the deferred tax assets recorded by the subsidiary Embratel:

Year/period

2006	120,366
2007	137,955
2008	205,350
2009	212,628
2010 to 2015	412,805

Total	1,089,104

Company’s Management is monitoring the evolution of the deferred tax assets. Hence, should future analyses and forecasts indicate that profitability do not reflect the premises of the study, write-offs accounts will be considered. However, some actions have already been or are being taken in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:

i) Better management of services to improve the quality of earnings and reduce the costs of default payments (Note 15);

ii) Ongoing efforts to leverage income and reduce operating costs; and

iii) Reduced financial charges through changes in the Company’s debt profile.

b) FUST

In December 2003, Anatel issued an official letter clarifying that the interconnection costs are deductible from FUST - Telecommunications Systems Universalization Fund tax basis.

In the second quarter of 2004, the subsidiary Embratel concluded a review of the FUST tax basis and recorded a corresponding tax credit in the amount of R$57,736. The main amount of this credit, of R$37,902, was recorded as “Other Operating Income (Expenses)”, net (Note 9), and the compensatory interest in the amount of R$19,834, was recorded as “Other Financial Income (Expense).” These credits, monetarily restated by Selic rate, totaled R$68,992 on December 31, 2005 (R$63,216 on December 31, 2004) on Embratel and R$2,989 on the subsidiaries VSP and VSA (on December 31, 2005 and 2004).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIALS STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

In December 2005, the Anatel has published the Abridgement number 01/2005, retroactive to year 2000, with the objective to assure that the operators can pay the FUST without the exclusion, on basis of computation of the referred contribution, from revenues repasses and/or received from telecomunications services render as interconnection remuneration and exploration of dedicated industrial line (EILD). Consequently, the referred credits were reverted to other operational income (expenses), net, in the amount of R$66,205 (Note 9), related to the reversion of the registered credits until December 31, 2004, and R$5,776, as financial income (expense), referred to the reversion of exchange variation accrued in 2005.

In January, 2006, the Company requested writ of mandamus, as described in Note 24.1. g.

c) Others

Composed, mainly, by tax credits of PIS and Cofins recorded in accordance with the Laws 10.637/02 and 10.833/03 as well as taxes withhold by federal agency.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

17. Investments

In the Company, the roll forward of the investments and the provision for losses on investments for the year ended December 31, 2005 is shown below:

	Balance on 12.31.2004							Roll foward					Balance on 12.31.2005

	Investments	Negative goodwill	Provision for losses on investments (1)	Advance for future capital increase	Acquisition/ capital subscriptions	Increase in the provision for losses on investments(2)	Reversion of the provision for losses on investments	Equity pick-up(2)	Dividends	Gain	Goodwill Negative goodwill	Amortization of goodwill	Investments	Negative goodwill

Embratel (3)	4,682,811	-	-	1,452,865	312,483	-	-	56,737	(13,470)	7,260	(7,260)	-	6,498,686	(7,260)
Net (4)	-	-	-	-	45,307	-	-	23,169	-	-	386,420	(7,165)	447,731	-
GB (4)	-	-	-	-	257,219	-	-	14,789	-	-	171,102	(3,307)	439,803	-
TDB	-	-	-	-	201,400	-	-	2,862	-	-	-	-	204,262	-
Ponape TelecomunicaÇões Ltda.	10	-	-	-	-	-	-	-	-	-	-	-	10	-
VSA and VSP (5)	-	(18,655)	(86,592)	-	-	(77,278)	163,870	-	-	-	-	-	-	(18,655)
Others (6)	-	-	-	-	-	-	-	-	-	-	(49,287)	-	-	(49,287)

	4,682,821	(18,655)	(86,592)	1,452,865	816,409	(77,278)	163,870	97,557	(13,470)	7,260	500,975	(10,472)	7,590,492	(75,202)

(1)	Classified as current liabilities on “other current liabilities”

(2)
The equity pick-up and provision for losses on subsidiaries’ investments comprises, despite the transactions above, patrimonial changes incurred between the base date and the effective date of Latam and Atlantis merger and TDB acquisition, which totals a negative result of R$398.

(3)
During the second quarter of 2005, the Company made a capital increase in the amounts proportionally higher than the minorities, at a price of R$308.18 per thousand share lot, less than a book value on that date, of R$1,291.87. As the negative goodwill is not economically based, it will be amortized only in case of investment write-off or sale.

(4)
The amount of goodwill acquired is justified by economic studies and based on expectation of a future profitability for the acquired operations. The amortizations of goodwill are being recorded based on the term of the future profit forecasts (10 years), which are yearly revised.

(5)	As the negative goodwill acquired on VSA and VSP is not justified by an economic fact, it will be amortized only by write-off or disposal of this investment.

(6)	Refers to negative goodwill acquired on Latam.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

On December 31, 2005, the information related to the main investments in direct subsidiaries and associated companies are shown below:

			Quantity of shares/quotas			% of
Subsidiaries/			(thousand share lot)			interest

associated	Net	Shareholders’
company	income	equity	Common	Preferred	Total	Voting capital

Embratel	57,298	6,550,211	5,679,815	-	99.0	99.0
TDB (1)	2,862	204,263	199,941	-	100.0	100.0
NET (1)	116,625	621,269	589,140	175,087	19.8	37.4
GB (1)	17,813	327,714	131,074	534,996	83.0	49.0

(1)	The net income corresponds to the period and basis related to the acquisitions by the Company.

In relation to NET investment, the Company is a minority shareholder with special powers and it is not part of NET control group. As it should gather from the agreement with NET shareholder analysis, the Company does not have the positive control of company’s operations, not even has veto rights, and it has only the necessary approval prerrogative on certain operations of extraordinary nature or involving related parties.

On November 30, 2004, the subsidiary Embratel has sold 100% of its investment on New Skies, totaling R$43,973, with a gain of R$8,502 (Note 12), once the investment amount was R$35,471.

Until December 31, 2005, were made advances for future capital increase of R$1,452,865 in the subsidiary Embratel. These financial resources were considered on investment evaluation, because the company waits for Corporate Act to execute this capital increase. This resource came from a capital increase made by the Company’s shareholders.

The market price of NET shares, in accordance with the last share quotation negotiated in Bolsa de Valores de São Paulo – BOVESPA, corresponds to R$1.07 per thousand share lot on December 31, 2005. The other investees do not have shares negotiated in BOVESPA.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

18. Property, Plant and Equipment

		Consolidated

		2005			2004

	Annual
	depreciation/		Accrued
	amortization (%)		depreciation/	Net book	Net book
	rates	Cost	amortization	value	value

Switching equipment	10.00	2,895,010	(1,503,140)	1,391,870	1,500,577
Transmission equipment	5.00 to 20.00	9,997,723	(6,556,266)	3,441,457	3,674,331
Buildings and ducts	4.00	1,489,127	(796,590)	692,537	650,352
Land s	-	196,073	-	196,073	196,231
Other assets
Sundry equipments (1)	10.00 and 20.00	827,790	(670,356)	157,434	210,193
Intangibles (2)	4.00 to 20.00	1,557,421	(1,076,433)	480,988	561,809
Telecommunications infrastructure	4.00, 5.00 and 10.00	993,451	(667,760)	325,691	239,100
Operating license (3)	20.00	-	-	-	1,036
Impairment of assets (4)	-	(1,344,167)	366,290	(977,877)	(1,062,157)
Construction in progress	-	1,542,601	-	1,542,601	601,133

Satellites		601,332	-	601,332	275,971
Data and internet services		314,611	-	314,611	66,112
Access, local infrastructure and services		207,809	-	207,809	66,820
Telco comutation		134,004	-	134,004	14,624
Network infrastructure		74,829	-	74,829	14,192
Information technology		72,700	-	72,700	55,098
Others		137,316	-	137,316	108,316

Total		18,155,029	(10,904,255)	7,250,774	6,572,605

(1)	Vehicles, information technology equipment, furniture and fixtures.

(2)	Software licenses and rights of way.

(3)
Operating licenses (authorizations) acquired by the subsidiaries VSP and VSA for engagement in the switched land line telephone services extended to public users in general, which types of services provided are to be on a private basis including intra-regional, domestic long distance calling in the regions I and II of the General Grant Plan (Decree nº 2,534/1998), finished by waiver in 2005, to agree with Anatel’s Act n°40.812/2003 (Note 1).

(4)
On November 30, 2003, the Management of the subsidiaries VSP and VSA, on the basis of an assessment of the capacity to generate future cash flow, concluded that the values of their permanent assets had not been fully recovered and established a provision for the adjustment of the realization value of their permanent assets (property, plant and equipment, licenses and deferred assets). In December 2004, a new assessment was conducted which resulted in recognition of an additional provision in the amount of R$ 32,000.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b) Assets pledged as a guarantee

As of December 31, 2005, the company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$923,992 (R$845,219 on December 31, 2004).

c) Construction of Satellites Star One C-1 and Star One C-2

In 2001, the subsidiary Star One signed an agreement with Alcatel Space Industries (ASI), for the construction of the C-1 satellite. The cost of the project was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Because of modifications to the technical specifications of the satellite, the contract was amended in March 2004 to reflect a total cost of US$212,100 and a new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The agreements began on September 30, 2003 and the term for placement of the satellite into orbit and delivery of the earth control station is 30 months. The launching is scheduled for the second semester of 2006.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

The amendment establishes that in case of cancellation of the satellite Star One C-1 construction, the subsidiary Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

The amount related to this contract is recorded as construction in progress as of December 31, 2005 and totals R$507,048 (R$275,971 at December 31, 2004). As described on Note 22.h, part of the construction of satellite Star One C-1 is being borrowered.

In January, 2005, the subsidiary Star One signed up contract with Alcatel in amount of US$152.200 to build of the Star One C-2 satellite, and the expansion of the control station. The amount of the investment is estimated in US$195.000, including the insurance premium of launch, credit insurance premium, hired with Coface

(“Compagnie FranÇaise d’Assurance pour le Commerce Extérieur”), and all others needed expenses to its built. The satellite will have 44 “transponders” and will cover South America, Mexico and Florida. The orbit delivery is programmed to the first semester of 2007.

As described on Note 22.i, in June, 2005, the subsidiary Star One executed a loan agreement for the construction of that satellite.

On December 31, 2005, the amount related to this contract is recorded as construction in progress in amount of R$94,284.

19. Deferred Assets

	Consolidated

	2005	2004

Pre-operating expenses	174,842	170,098
Goodwill (1)	593,072	102,426
Impairment provision (2)	(259,798)	(12,587)
Accumulated amortization	(369,671)	(167,491)

Total	138,445	92,446

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

(1)
Goodwill amounts are well-founded and are being amortized based on future profits forecasts, and refers to the goodwill paid by the former parent company of CT Torres and Primesys on their acquisition, which were later capitalized by them. Based on an economic assessment report, the amortization term for the former parent company of CT Torres goodwill has been reduced from 10 to 6 years beginning on November 1, 2004. In October, 2005 with the merge of CT Torres into VSP and VSA, this goodwill was transferred to these companies.

The goodwill capitalized on subsidiary Primesys is being amortized in 8 years, beginning January 2003.

(2)
The impairment provision refers to the pre-operating expenses of the subsidiaries VSP and VSA, which were acquired on December 2, 2003. In 2005, refers to the impairment provision on goodwill realization capitalized in the subsidiary Primesys.

20. Accounts Payable and Accrued Expenses

	Consolidated

	2005	2004

Suppliers	780,686	768,825
Foreign administrators	126,512	169,283
Consignments for third parties	45,127	118,013
Other	5,371	36,157

Total	957,696	1,092,278

21. Taxes and Contributions

	Company		Consolidated

	2005	2004	2005	2004

Indirect taxes
ICMS (value-added tax)	-	-	361,418	269,607
PIS/COFINS (social/finance contributions)	-	-	40,923	40,393
PIS/PASEP – in suspension	-	-	-	144,342
PIS/COFINS – judicial deposit in court (1)	12,516	12,516	13,443	15,030
ISS (municipal service tax)	-	-	14,417	11,860
Other	39	16	37,581	20,016

Deferred tax liabilities
IRPJ and CSSL Law No. 8,200/91 – supplementary
monetary restatement	-	-	35,281	36,522

Other – income taxes (2)	-	-	51	2,180

Total	12,555	12,532	503,114	539,950

Current	39	16	447,455	491,031

Noncurrent	12,516	12,516	55,659	48,919

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

(1)
In 1999, the Companies questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite questioning it, the subsidiary Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprising August 1999 to April 2001.

As from May, 2001, and based on case law, the company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002, was published the Provisional Measure (PM) nº 66, that allowed the liquidation of the tax obligations that were been discussed on court without fine. The subsidiary Embratel has decided then, based on referred PM and on petition presented on court to call off the doubt, to presents the provisions for taxes and contributions, in an amount of R$173,122, net of its deposits on court on same amount.

(2)	This item mainly refers to the provision for income tax and social contribution (estimate) of the subsidiary Click 21 and withholding income tax – IRRF.

22. Loans and Financing

	Consolidated

	2005			2004

	Short term	Long term	Total	Short term	Long term	Total

Local currency
Commercial paper	-	-	-	1,019,050	-	1,019,050
Finame	8,325	7,386	15,711	6,813	13,862	20,675
ICMS financing	1,337	30,320	31,657	208	28,817	29,025
Leasing	2,330	565	2,895	1,351	1,702	3,053

Total	11,992	38,271	50,263	1,027,422	44,381	1,071,803

Foreign currency
Bank loans	198,394	536,697	735,091	957,294	430,564	1,387,858
Foreign debt securities - “Notes”	2,256	418,400	420,656	3,936	729,960	733,896
Star One C-1 and Star One C-2	4,332	343,281	347,613	1,715	111,301	113,016
satellite financing
Suppliers	-	-	-	14,042	3,623	17,665
Leasing	149	-	149	18,265	158	18,423
Swap/Hedge (1)	18,021	45,917	63,938	76,511	10,634	87,145

Total	223,152	1,344,295	1,567,447	1,071,763	1,286,240	2,358,003

Total of debt	235,144	1,382,566	1,617,710	2,099,185	1,330,621	3,429,806

(1)
The subsidiary Embratel has derivatives (Swap and Foward) related to the debt and others due to the protection of future cash flows, in face of the market opportunity. In the table above, it is shown the income result from derivatives related to the debt. The summary of all operations is described in Note 23.c.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

As described in Note 23, the Company entered into swap agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. On December 31, 2005, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged debt or in local currency (1)	208,958	88.9	89.17% CDI
Unhedged debt	26,186	11.1	US$ + 6.73%

Short term	235,144	100.0

Hedged debt or in local currency	381,300	27.6	84.14% CDI
Unhedged debt	1,001,266	72.4	US$ + 8.20%

Long term	1,382,566	100.0

Hedged debt or in local currency	590,258	36.5	85.92% CDI
Unhedged debt	1,027,452	63.5	US$ + 8.16%

Total debt	1,617,710	100.0

(1)	In addition, the Company has a hedge excess of R$36,813, related to Notes contract, which has the hedge of the future interest flow in the short term amounting to US$20 million, and account interest in December, 2005 amounting to US$1 million.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

a) Repayment schedule

A breakdown of long term amortization of the principle as of December 31, 2005 and the corresponding maturity dates are shown below:

Consolidated

2007	327,372
2008	658,197
2009	145,773
2010 to 2013	251,224

Total	1,382,566

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)

	2005	2004

US Dollar	91.7	64.1
Euro	5.2	4.7
CDI – Interbank Certificate of Deposit	-	29.7
TJLP – Long Term Interest Rate	0.8	0.6
Real	2.3	0.9

Total	100.0	100.0

c) Rollover of debt

In June 2004, the subsidiary Embratel closed its debt rollover program, which began in March 2003, whereby all outstanding debt was subject to a new amortization schedule. The interest rates negotiated in these loans were Libor + 4% p.a. or CDI + 4% p.a.

EMBRATEL PARTICIPAcÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

d) Prepayment of refinancing

In December 2004, the subsidiary Embratel finalized the debt prepayment process, which was part of the 2003 rollover program. This process begun in December 2003, which resulted in the disbursement of approximately US$766 million, with special emphasis on the second half when approximately US$558 million were paid, thereby eliminating Libor + 4% p.a. and CDI + 4% p.a. interest rates. Funds rose from the issuance of Notes and Commercial Papers were used as well as other funds raised during the end of the fourth quarter of 2004.

The subsidiary Embratel also prepaid US$22 million in other debts which were not included in the refinancing program, which carried an approximate cost of Libor + 3.5% p.a..

During 2005, the subsidiary Embratel continued with the strategy of prepaying its debts, so as to reduce the cost of the debt and settle the guarantees agreed with the refinancing of debt, and begun this process in December 2003.

  In the first quarter of 2005, the Company prepaid R$236,596 (approximately US$87 million), which carried an approximate cost of Libor + 3.2% p.a. and a fixed cost of 9.9% p.a..
  In the second quarter of 2005, the Company made a R$645,013 (approximately US$261 million) debt prepayment, as mentioned on topics e) and f) below.
  Resources arose from the capital increase were used for the liquidation of these loans.
  In the third quarter of 2005, the Company made an R$77,854 (US$35 million) debt prepayment, which cost of Cupom + 1,2% p.a..

e) Commercial paper

In November 2004, the subsidiary Embratel issued R$1 billion in promissory notes at 102.3% of CDI, for a period of 180 days renewable for another 180-day period, to substitute the debt arising from the refinancing agreement of March 2003.

In May 2005, the Company prepaid total amount related to this operation, not using the option to renew the contract.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

f) Foreign currency bank loan

In the fourth quarter of 2004, the subsidiary Embratel secured loans in the amount of US$165 million carrying one year maturities and three month Libor + 1.2% p.a. interest rates.

New loans were obtained in January 2005 by Embratel, in the amount of US$60 million, maturing within one year, of which US$35 million accrues interest at the foreign exchange coupon + 1.2% p.a. and US$25 million at Libor + 1.2% p.a.

In June 2005, the Company has decided prepaid the loans contracted during the four quarter of 2004, in the amount of US$165 million, which maturities would be in November and December of 2005.

In September 2005, the Company prepaid US$35 million related to an operation obtained in January 2005, which maturities would be in December of 2005.

In fourth quarter of 2005, the company obtained new loans in total amount of US$130 million with cost at Libor + 1,35% p.a. and maturity in November 2010, of which US$100 million were used in Primesys acquisition.

g) Foreign debt securities – Notes

In June 2004, the subsidiary Embratel conducted a “note” exchange offer in the amount of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued prior were private and the new ones are public issues. The new notes carry the same terms as the securities issued previously, and have maturities in 2008 and carry an interest rate of 11% p.a.

In April 2005, the Company has decided to prepay 35% of the emission value, maximum amount as defined contractually. The payment amounted to US$96 million, that resulted in the portfolio of loans’ contracts in the amount of US$178 million.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

h) Star One C-1 satellite financing

On April 19, 2002, the subsidiary Star One entered into a financial agreement with BNP Paribas in order to finance 85% of the Star One C-1 satellite manufacturing price and 100% of the related insurance payable to Coface. The total amount of the credit was US$122,337, with a 36-month grace period and payment in 14 semiannual installments, resulting into nine and half year note. The annual interest rate during the grace period would be 6 months LIBOR plus 0.75% p.a., and during the repayment period an annual fixed rate of 5.96% p.a.

As the original agreement for the purchase of Star One C-1 satellite was renegotiated due to certain project modifications, the price and the payment schedule were modified. Consequently, the credit agreement was amended on August 13, 2003. This amendment, which replaced the original contract, was signed with BNP Paribas (primary bank) and Sociéte Génerale, with the amounts equivalent to 85% of the new price of the Star One C-1 satellite to be delivered in orbit, and 100% of the related insurance signed with Coface. The amount of the credit was increased to US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a grace period of 38 months and payment in 14 equal and consecutive half-yearly installments, resulting in 10 years period. The interest rate during the grace period will be the 6 months-LIBOR plus 0.75% p.a., and in respect of the payment period a fixed rate of 3.93% p.a. The income tax on the interests is a liability of the creditor.

On June 1, 2004, the Credit Agreement was amended once again due to other modifications of the satellite project, reducing the credit to US$185,232 (US$18,547 related to 100% of the credit insurance premium). All others conditions remained the same.

As of December 31, 2005, the amount drawn totaled US$134,246, which represented the disbursements to Alcatel and the loans and premium payments to Coface.The current credit agreement includes the following clauses and obligations:

h.1) A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has characteristics attributable under French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case the Company delays the payments contractually scheduled.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

h.2) Beginning July 1, 2005, the subsidiary Star One will deposit monthly into an account, “Debt Service Reserve Account”, an amount in Reais equivalent to one-twelfth (1/12) of the first semi-annual payment of principal and interest. Upon commencement of the repayment period, estimated to be November 30, 2006, and until the end of loan agreement, the subsidiary Star One will maintain a deposit in Reais equivalent in U.S. Dollars to 125% of a semi-annual payment of principal and interest.

h.3) In the event that the guaranty defined in item (h.2) above is not available, the guaranty will be provided by the receivables resulting from the Transponders Lease Agreement executed between the subsidiaries Star One and Embratel.

h.4) In the event that the guaranties defined in items (h.2) and (h.3) above are not available, the subsidiary Embratel, shareholder of the subsidiary Star One, guarantees the deposits to be made in the debt service reserve account, limited to US$122,337 and beginning on July 1, 2006.

h.5) At any time credit agreement term, the subsidiary Embratel has to have at least 51% of the share capital voting rights of the subsidiary Star One.

h.6) The subsidiary Star One shall comply with some financial covenants such as the ratio of total debt and income before taxes, interest, depreciation and amortization (“EBTIDA”). To date, the subsidiary Star One has complied with all covenants.

In February 2006, Star One was notified by the bank BNP Paribas of the exempt of comply with the terms h.2 and h.3 foregoing, beginning an amendment to the loan agreement. Based on this notification, the amount of the marketable securities linked to the guarantee h.2, it is available to recover and in February the deposit was no longer made.

i) Star One C-2 satellite financing

In June 2005, the subsidiary Star One sign a financial agreement with BNP Paribas and Sociéte Génerale to Star One C-2 satellite construction. The total amount was equivalent to US$136,535, in order to finance 85% of construction cost and 100% of the insurance premium agreed with Coface, with 27 months of grace period, 10 equal and consecutive semi-annual installments, resulting in a 7 years and 3 months contract, and the interest rate would be 4.09% p.a.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

The current credit agreement includes the following clauses and obligations:

i.1) A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has characteristics attributable under French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case the Company delays the payments contractually scheduled.

i.2) During the contractual period, the subsidiary Embratel is committed to maintain its total of shares with right of vote higher than 51% of total shares on Star One.

i.3) The subsidiary Star One has assumed some commitments with creditors banks, involving debt levels, the minimum profit before financial income, taxes, depreciation e amortization (“EBITDA”), those whom are, attend until December 31, 2005.

Until December 31, 2005, were disbursed by the banks US$12,146 including the disburses to Alcatel, the loans and payments of premium to Coface.

j) ICMS Financing

In September 2002, the subsidiary VSA began the financing of 60% of the amount of ICMS effectively calculated on operating income, through an agreement entered into with the Rio de Janeiro State Government and the Banco do Brasil, as its financial agent. The credit line is R$940,000, during a 60 month period, and there is a grace period of 84 months and repayment term of 60 months, carrying interest at rates of 4.5% to 6% per annum and a service fee equal to 1% of the each installment released.

The subsidiary VSA used R$31,429 (R$28,817 on December 31, 2004) of the total line of credit.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

k) Suppliers

In January of 2005, the subsidiary Star One has finished the borrowed contracts with Gilat Satelite Networks, in total amount of US$2,4 million.

In December of 2005, there was a settlement of the VSA contract with the supplier NEC do Brasil, used to finance the acquisition of the equipments needed to provide telecomunication and data services (Internet).

l) Leasing

In April 2005, the subsidiary Embratel signed an agreement with UOL, by which UOL transferred the equipments, under lease contracts assumed as part of the acquisition of Acessonet at the end of 2000, to Embratel. This transaction resulted in an R$15 million write-off in loans, with a correspondent credit to financial income.

m)Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially compressed of promissory notes, which although not represent actual guarantees, are legal instruments that can be executed judicially in the event of default.

The guarantees pledged to the banks participating in the debt rollover program were cancelled at the end of the fourth quarter of 2004, due to the early liquidation of the refinanced debt, as described on topic (e).

n) Covenants

The subsidiary Embratel is bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of the present date, are in compliance.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

23. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet by approximate market values.

a) General comments

The subsidiary Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is carried through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In such way, a system named EBTaR (Embratel at Risk) which applies this methodology has been developed. This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

The Company carries out all transactions with reputable banks, which reduces the risks. The Company’s Management recognizes an allowance for doubtful accounts in an amount considered sufficient to cover possible risks of realization of the accounts receivable and, therefore, management believes that the credit risk is measured and recorded in the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

c) Interest rate, currency and forward currency swaps

The subsidiary Embratel used derivative instruments with banks to protect its investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreements summary

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	03/31/06 to 12/12/08	104,123	20,038	19,036
Forward	Sundry	01/02/06 and	127,766	43,900	5,234
		12/21/07

In addition, the subsidiary Embratel performed derivative operations to protect new loans. These operations were made in advance to reflect a market opportunity.

	Agreements summary

			Reference	Book	Market
	Date	Maturity	value (US$)	value (R$)	value (R$)

Exchange Swap	Sundry	02/10/06 to 12/12/08	34,054	23,800	24,123
Currency Foward	Sundry	09/01/06 to 12/03/07	177,279	41,748	(3,423)

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in the consolidated “Financial Income (Expense)” (Note 10).

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap operations (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

- Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities as of December 31, 2005, which market values differ from their carrying values are shown below:

	Consolidated

	2005		2004

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	1,617,710	1,385,613	3,429,806	3,220,803

24. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involves issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at that time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

In accordance with CVM requirements and IBRACON Statement NPA No. 09, the Company discloses all contingent liabilities when the possibilities of loss are assessed as possible or remote. The Company discloses and records provision for the contingent liabilities evaluated as probable and reasonably estimated.

The amounts involved are described as follows:

	Consolidated

	Probable		Possible

Nature	2005	2004	2005	2004

Labor	66,640	91,434	92,868	75,097
Tax	405,266	94,294	3,097,407	1,951,393
Civil	174,449	291,536	162,489	191,348

Total	646,355	477,264	3,352,764	2,217,838

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

The roll foward of the consolidated probable contingencies balances, for the year ended December 31, 2005, is shown bellow:

	Balance on	Roll forward						Balance on

					Transfers to	Monetary
					accounts	variations
	12/31/2004	Additions	Reversals	Payments	payable (1)	(2)	Others (3)	12/31/2005

Labor	91,434	24,511	(34,285)	(15,200)	-	-	180	66,640

Tax	94,294	350,255	(79,804)	(4,982)	-	38,246	7,257	405,266

Civil	291,536	70,680	(134,408)	(44,920)	(24,745)	8,268	8,038	174,449

	477,264	445,446	(248,497)	(65,102)	(24,745)	46,514	15,475	646,355

		196,949

(1)	Due to the agreements made, as described in Note 24.3.c.

(2)	Recorded in financial income (expense).

(3)	Refers to the balances recorded in subsidiary TDB at the time of its acquisition, as well as the amount originated by the merger of Latam.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

24.1. Labor contingencies

Those contingencies involve several labor claims, primarily related to salary issues such as differences in salaries and benefits, overtime and others.

24.2. Tax contingencies

	Consolidated

	Probable		Possible

Claims	2005	2004	2005	2004

ICMS (a)	391,954	87,115	2,052,237	1,154,207
Income tax on inbound international
income (b)	-	-	351,635	351,635
INSS (Brazilian Social Security Institute)
(c)	-	-	90,211	47,000
PIS (d)	480	-	160,764	159,000
COFINS (e)	967	-	243,080	236,600
CSSL (f)	-	-	76,855	-
FUST (g)	-	-	115,190	-
Others (h)	11,865	7,179	7,435	2,951

Total	405,266	94,294	3,097,407	1,951,393

a) ICMS

Embratel has tax assessments due to the alleging non-payment of ICMS on international and other services considered by subsidiary Embratel as exempted or nontaxable for ICMS purposes, as well as the offset of ICMS credit supposedly undue by the tax authorities. Part of these assessments, amounting to R$376,235 (R$86,650 on December 31, 2004), have been assessed as probable losses. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$1,766,191 (R$893,749 on December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. Concerning to the assessment related to ICMS on cession of satellite capacity, in July 2005, the subsidiary Star One appeal was partially upheld determining the reduction of the value litigated, because of the criteria used by the tax auditors to calculate the assessment (applicable of “LC 87/96” and “Convênio 126/98”). The Tax Department appealed to the Secretary of State Taxes, which is still pending decision. With respect to the assessment related to Internet access, the appeal to the second administrative level of Rio de Janeiro was still not judged.

In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for nonpayment of ICMS over of satellite capacity and other accessory obligations. The Management of Star One and their legal advisors have evaluated the chances of loss in the cases as possible.

The subsidiaries VSA and VSP have ICMS-related assessments in the amount of R$29,749 (R$5,174 on December 31, 2004), of which R$14,568 (R$465 on December 31, 2004) has been accrued in the financial statements, and R$15,181 (R$4,652 on December 31, 2004) which probability of loss has been evaluated as possible.

The subsidiary TDB has ICMS-related assessments in the amount of R$16,210, of which R$1,151 has been accrued in the financial statements, and R$15,059 which probability of loss has been evaluated as possible, and therefore no provision has been recorded.

b) Income tax on inbound international income

Based on its legal advisor’s opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Federal Revenue Agency (SRF)assessed the subsidiary Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. The subsidiary Embratel appealed to the Taxpayers’ Council and the decision s still pending.

In June 1999, the subsidiary Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to the subsidiary Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Based on the opinion of the subsidiary Embratel’s Management and legal counsel, which consider the probability of loss as possible.

c) INSS (National Institute of Social Security)

On September 5, 2001, the subsidiary Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, the subsidiary Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by the subsidiary Embratel, approximately 60% of the debt was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the debt reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by the subsidiary Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible in the amount of R$42,233 (R$47,000 on December 31, 2004).

On July 20, 2005, Embratel received notification from the INSS (National Institute of Social Security) as a result of supposedly underpaid social security contributions related to SAT (Workers’ Compensation Insurance) and to education allowance, in addition to contributions paid to the INSS and directed to third parties (SESI (Industry Social Service), SENAI (National Service for Industrial Training) and SEBRAE (Brazilian Mini and Small Business Support Agency)), referring to funds with a compensatory nature and, therefore, subject to the referred contributions, during the period from October 1999 to December 2004. In the opinion of Embratel’s Management and its legal counsels, the likelihood of an unfavorable outcome is possible, in the amount of R$1,031.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

In addition, on July 20, 2005, Embratel received notification due to supposedly underpaid social security levied on payments to self-employed/individual taxpayers (among whom are directors with no employment ties and members of the board of directors) and cooperative members during the period from January 1999 to December 2004. In the opinion of Embratel’s Management and its legal counsels, the likelihood of an unfavorable outcome, in the amount of R$7,712, is possible.

On December 21, 2005, the Company received notification mainly due to: payments done as indemnify fringe benefits and not as compensatory and, therefore, subject to the referred contributions; lack of comprobatory contribution of social security on payments to self-employed cooperative members; and lack of comprobatory contracts of service renders, that need to be proved to fiscal auditors, as were as comprobatory payments of social security of the referred service renders, because of its condition to be responsible with jointly liable impose to the Company by social security laws. The Company’s Management and its advisors assess the chances of an unfavorable outcome in this case as possible, in the amount of R$39,235.

d) PIS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70. The actual probability of loss in regard to the assessment has been classified as possible by the companies’ legal advisors.

In March 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TDB received tax assessments referring to the requirement of PIS payment from 1999 to 2004, in the amount of R$521, of which R$480 has been accrued in the financial statements, and R$41 which probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

e) COFINS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, the subsidiary Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Subsidiary Embratel appealed to a higher administrative level which is still pending decision. The probability of loss in regard to the assessment has been classified as possible by the Company’s legal counsels.

In March, 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of Cofins payment from 2000 to 2003, in the amount of R$4,314. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TDB received tax assessments referring to the requirement of COFINS payment from 1999 to 2004, in the amount of R$3,133 of which R$967 has been accrued in the financial statements, and R$2,166 which probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

f) CSSL

The company filed a writ of mandamus with the objective to suspend the liability and statement of extinguish of CSSL tax credit, in amount of R$76,855, referred to the compensation occurred in 1999 that was not approved. In December, 2005, a preliminary injunction was issued, determining suspension of liability of tax credit. Embratel’s legal advisors assesses the chances of an unfavorable outcome in this case as possible.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

g) FUST

In January 2006, the subsidiaries Embratel, VSA, VSP, TDB and Primesys proposed a writ of mandamus with an injunction request, in order to challenge Anatel’s Abridgment nº 1/2005. In this lawsuit the subsidiaries intend to have assured their concession to continue to collect FUST in accordance with the taxable income foreseen in the Law nº 9.998/00 and Instruction nº 29/03. By means of Abridgement nº 01/2005 had made an interpretation in a sense that, for tax basis purpose, telecommunication operators are not allowed to exclude revenues repassed and/or received for interconnection and EILD. Such interpretation opposed Anatel’s Universal Service Department former orientation, which allowed telecommunication operators to exclude of the FUST taxable income revenues derived from and EILD, which amounts to R$115,190. Since January, 2006, the subsidiaries are judicially depositing the total amount in accordance with Abridgement nº 01/2005 interpretation. The subsidiaries’ legal advisors assess the chances of an unfavorable outcome in this case as possible.

h) Other tax contingencies

Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951. This subsidiary’s Management and its legal counsel understand that the probability of loss is possible.

On December 31, 2005, the Company had recorded a provision in the amount of R$7,796 (R$5,541 on December 31, 2004), mainly related to the dispute involving the subsidiary VSA to assure the non-incidence of CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, the subsidiaries VSA and VSP filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries VSA and VSP and that of their legal counsels, the chances of loss in these cases have been classified as probable and a provision was recorded for the amounts involved in the total of R$1,663 on December 31, 2005 (R$1,638 on December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

The company TDB has tax contingencies referred to IRRF, CPMF, II and IPI on total amount of R$6,890, of which R$2,406 were classified as probable loss and R$4,484 were classified as possible of loss, on the opinion of this subsidiary’s Management and its legal counsel.

i) Withholding income tax on remittances to foreign telecommunications companies

The subsidiary Embratel was assessed by the SRF in the amount of R$410,697, for the non-withholding of Income Tax on payments to foreign telecommunications companies, related to calls initiated in Brazil and completed by those companies abroad (outbound traffic), from December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with the legal additional, totaling R$39,462, were paid, and conservatively, recognized as expense in the first quarter of 2003.

The subsidiary Embratel filed a Writ of Mandamus seeking to obtain a pronouncement that the Melbourne Treaty has been in effect in the Brazilian legal system since 1990. In December 2004, the suit was judged extinct without any judgment on its merits, based on the extinction and release of the aforementioned assessment.

24.3. Civil contingencies

	Consolidated

	Probable		Possible

Claims	2005	2004	2005	2004

Disputes with local operators (a)	2,767	2,000	-	43,349
Anatel and public institutions (b)	45,140	13,004	63,235	63,267
Disputes with third parties (c)	126,542	276,532	99,254	84,732

Total	174,449	291,536	164,489	191,348

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

a) Disputes with local operators

Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$2,767 (R$2,000 on December 31, 2004). In another collection lawsuit in the amount of R$43,349, due to the transaction instrument with the author, these Companies appeal for the extinction of the referred process.

b) Contingencies related to Anatel and other public institutions

b.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. The subsidiary Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Based on the same facts, the subsidiary Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, the subsidiary Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,637 (R$2,569 on December 31, 2004) which are awaiting sentence. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

Embratel’s Management and its legal counsels, asses the chances of loss as possible in the penalty required by Anatel and third parties. In relation to the tax execution from the state of Rio de Janeiro, Embratel and its legal counsels asses the chances of loss as probable. The restated amount totals R$9,424 (R$8,500 on December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

b.2) Administrative Suits for Noncompliance with Obligations (PADOs)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed several PADO’s against the subsidiaries Embratel, VSA, VSP and TDB.

The Company has been making efforts and carrying on arguments, successfully in some cases, to avoid penalties. Such arguments, which, most of the times, are technical and/or legal, may contribute to a meaningful reduction of the fine initially applied or to the conclusion of the PADO without the application of any penalty.

In spite of, due to the opinion of these subsidiaries’ management and respective legal counsels, the chances of loss related to the PADOs of subsidiaries Embratel, VSA and VSP were classified as probable and therefore provisioned in the monetary updated amounts of R$28,895, R$2,947 and R$3,874, respectively (R$2,161 and R$2,343 on December 31, 2004 for the subsidiaries VSA and VSP, respectively).

In relation to the Embratel’s fines of R$10,598 (R$10,698 on December 31, 2004) the chances of loss were classified as possible.

The subsidiary TDB has PADOs due to the supposed noncompliance of quality targets, which are not been applied fine sanction, because it is related to the first penalty of the company to certain target.

Due to other infractions against the regulatory legislation, not related to quality, which are been appreciated by the regulatory agency, were established other PADOs related to Embratel, VSA, VSP, TDB and Primesys, classified by Management its legal advisors as possible loss. The amounts of the sanctions that could be applied are not yet measured.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

b.3) Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries VSP and VSA began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary VSA, as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper.

On September 27, 2004, the Negative Conflict of Competence was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim. The Management of the subsidiary VSA and its legal advisors have classified the chances of loss as possible. The value involved if the claim is lost is not yet measured.

c) Disputes with third parties

Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an updated amount of R$20,104 (R$22,798 on December 31, 2004).

Similarly, the subsidiary VSP was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, the subsidiary recorded a provision for an updated amount of R$4,134 (R$4,792 on December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

The subsidiaries VSP and VSA recorded a provision related to judicial disputes with third parties in the amount of R$5,948 on December 31, 2005 (R$5,980 on December 31, 2004). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. The suits whose losses are classified as possible, amount to R$9,760 (R$23,434 on December 31, 2004).

The subsidiary TDB habilitate on 2a Vara de Falências e Recuperações Judiciais da Comarca de São Paulo, state of São Paulo, the credit in the amount of R$426 classified as probable of loss by the Management of the subsidiary and its legal advisors.

Embratel filed lawsuits, aiming at the annulment of charges from third parties. In December 6, 2005 there were an agreement with companies to put an end in this lawsuits. To the other lawsuits, which charges have been suspended, in the opinion of the Management of Embratel, the chances of loss are probable in the total amount of R$29,267 (R$45,116 on December 31, 2004).

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passage ways for telecommunications equipment, the subsidiary TDB filed a lawsuit and an injunction was granted, suspending the effects of the regulation related to the requirement of pecuniary retribution and imposition of sanctions until the last deliberation. The subsidiary’s management and its legal advisors understand that the chances of loss as probable, in amount of R$7,611.

The subsidiary CT Torres is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations. In the opinion of the management of the subsidiary CT Torres and its legal counsels on this matter, the chances of loss are probable in the total amount of R$375.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

The subsidiary CT Torres is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management of the subsidiary CT Torres and its legal counsels the chances of loss in these cases are possible.

Due to the spin-off of the subsidiary CT Torres, these liabilities were merged on VSA.

Due to the increased number of unfavorable decisions, agreements reached, and, considering the assessment of its legal advisors, the subsidiary Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amount to R$34,757 (R$27,011 on December 31, 2004). The suits in which losses were classified as possible amount to R$65,320 (R$42,053 on December 31, 2004).

Embratel and/or other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by Embratel.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, the subsidiary Embratel’s Management and its legal advisors classified the chances of loss as probable, amounting to R$6,668 (R$5,500 on December 31, 2004).

In the other condemnatory suits of several natures and considering the advanced stage of the referenced suits, as well as the arguments presented by its legal counsels, the subsidiary Embratel believes that the chances of loss in some of the suits are probable, with an updated amount of R$17,252 (R$164,960 on December 31, 2004). Other suits are classified as possible, amounting to R$19,729 (R$14,800 on December 31, 2004), of which R$10,835 are deposited in court.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

The subsidiaries Embratel, VSA and VSP, and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiary and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

25. Actuarial Liabilities – Telos

Telos - Fundação Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

The subsidiaries Embratel and Star One sponsor the post-retirement benefit plans offered to their employees in the forms of: (a) Defined Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retirees who have been enrolled in the Direct Benefit plan (Embratel). Actuarial studies of the benefits area prepared at the end of each year in compliance with the CVM Deliberation No. 371, issued on December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for the payment of current and future payments. The referenced plans are the sole post-retirement benefits of the Company.

The sponsor contribution rate referring to the old plan (defined benefit plan) for the years 2005 and 2004 is 17.82% and 19.80% respectively, of the salary of the participants enrolled in this plan (7 participants on December 31, 2005). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

After privatization, the subsidiary Embratel introduced a defined contribution plan, through Telos, which has been reviewed by the Federal Government and was approved on November 19, 1998 and was also sponsored by the subsidiary Star One beginning November 1, 2000. The new employees are automatically enrolled in the new plan and any enrollment in the defined benefit plan was interrupted.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary Embratel and Telos, and approved by the Brazilian pension’s regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of December 31, 2005, the outstanding balance payable to Telos amounts to R$142,145 (R$174,086 on December 31, 2004).

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

The above mentioned pension plan and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Consequently, on December 31, 2001, the subsidiary Embratel recorded an additional liability in the amount of R$193,424 (effect in Company – R$191,050) against shareholders' equity in the form of a prior period adjustment. On December 31, 2005, this liability amounted to R$300,454 (R$265,020 on December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

Reconciliation of the assets and liabilities acknowledged in the financial statements of December 31, 2005:

			Defined
	Defined		contribution		Medical
	benefit plan		plan		insurance
	(PBD)		(PCD)		(AMAP)

Actuarial liabilities - present value	(1,083,183)		(1,599,014)		(347,759)
Fair value of the plan assets	1,177,966		1,553,293		52,966

Present value of the liabilities in excess of the fair
value of the assets	94,783		(45,721)		(294,793)
Actuarial (gains) or losses unrecognized	(16,468)		29,672	(2)	(5,661)
Actuarial assets unrecognized by the subsidiary
Embratel	(78,315)	(1)	(126,096)	(3)	-

Net actuarial liabilities	-		(142,145)		(300,454)

(1)	Unrecorded actuarial assets owed mainly to the following reasons: (a) no forecast to reduce the future contributions; and (b) there are no indications that assure that this surplus will be maintained over the next few years.

(2)
This mainly refers to profits computed on the nonpayment of interest and fines on income tax for the January 1, 1997 to August 31, 2001 period according to that provided by Normative Instruction No. 126 of the Federal Revenue Agency (SRF), of January 25, 2002, and Provisional Measure No. 2.222, of September 4, 2001. Said profits are being deferred in compliance with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.

(3)
Unrecorded actuarial assets owed to the agreement signed on September 1, 1999 (Acknowledgement, acceptance and amortization of the actuarial deficit Term). According to this agreement, the subsidiary Embratel commits to paying the stipulated amount within a maximum term of 20 years without review forecast of the liability in the event of the reduction of the actuarial deficit in the future.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

Statement of changes in actuarial liabilities:

Actuarial liabilities as of December 31, 2003	393,245

Charges and interest on actuarial liabilities	90,450
Actuarial adjustment – CVM Deliberation No. 371	26,204
Debt surplus – January to April 2003 – Voluntary Dismissal Program	(15,683)
Monetary restatement of debt surplus – January to April 2003 – PDI	270
Payments made in the period (defined contribution plan)	(55,380)

Actuarial liabilities as of December 31, 2004	439,106

Charges and interest on actuarial liabilities	4,852
Actuarial adjustment – CVM Deliberation No. 371	35,432
Payments made in the period (defined contribution plan)	(36,791)

Actuarial liability as of December 31, 2005	442,599

Current	43,821

Noncurrent liabilities	398,778

Net consolidated income (expense) with the retirement plan, for 2005, according to the criteria established in Brazilian Securities Commission – CVM Deliberation No. 371/00 and based on the actuarial calculation performed by an independent actuary, present the following breakdown:

	PBD		PCD		AMAP

	2005	2004	2005	2004	2005	2004

Cost of current service (including interest)	(88)	(139)	(362)	(341)	(19)	(20)
Interests on actuarial obligations	(119,014)	(109,270)	(73,611)	(58,704)	(40,770)	(32,588)
Expected return on plans assets	127,551	109,721	70,465	48,100	5,765	6,405
Actuarial gains (losses) not recognized	-	-	-	-	(415)	-

Net income (loss)	8,449	312	(3,508)	(10,945)	(35,439)	(26,203)

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

Main actuarial assumptions used:

a) Economic assumptions

(i)	Discount rate for present value of actuarial liability	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns on plan assets	Inflation + 6.0% p.a. = 11,3% p.a.
(iii)	Long term annual inflation rate	5.0% p.a.
(iv)	Wage and benefits capacity	0.98 (1)
(v)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1)	The capacity factor serves the purpose of reflecting the lag of the monetary values shown on the date of the study, taking into consideration the timing and indices used for the recover of inflationary losses.

b) Biometric assumptions

(i)	Table of general mortality rate	UP-94 and two years aggravation
UP-94 and two years aggravation for women and one year aggravation for men (PBD and AMAP)
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer disability onset chart
(iv)	Turnover	Not used (PBD and AMAP)

26. Shareholders’ Equity

a) Capital stock

The Company concluded the capital increase on May 23, 2005, approved by the Board of Directors at the meeting held on February 3, 2005 and ratified on February 23, 2005.

On October 24, 2005, due to the mergers described in Note 1, the Company’s capital stock has increased to R$5,074,941, comprised of 988,758,654 thousand nominative shares, and without par value, being: 512,480,332 thousand common shares and 476,278,322 thousand preferred shares.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

On December 31, 2005, the authorized capital is 1 trillion common or preferred shares (700 billion common or preferred shares in 2004). The subscribed and fully paid-in capital stock at the close of the year 2005 amounts to R$5,074,941 (R$2,273,913 in 2004), comprised of 988,758,654 thousand shares (R$334,399,028 thousands shares in 2004), without par value and distributed as follows (in thousand share lots): 512,480,332 common shares (124,369,031 in 2004) and 476,278,322 preferred shares (210,029,997 in 2004). The book values per share of the outstanding shares as of December 31, 2005 (987,715,620 thousand shares) and on December 31, 2004 (332,964,465 thousand shares) are R$7.46 and R$13.59, respectively, per thousand share lot, expressed in reais.

b) Revenue reserves

b.1) Legal reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

b.2) Unrealized earnings reserve

This reserve originated from the Telebrás spin-off (Note 1), and resulted from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiary Embratel. On December 31, 2005, the amount realized was R$54,433.

Since Law No. 10,303/01 became effective, the Unrealized Earnings Reserve has been constituted by the amount of the statutory dividend, calculated according to the Company’s by-laws or the terms foreseen in article 202 of the No. 10,303/01, in excess of realized net earnings for the year. Therefore, the amounts of the reserve constituted as from the issuance of Law No. 10,303/01 represent the postponed dividend itself, instead of its base for realization.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amount will compose the basis for calculation of dividends.

b.3) Reserve for investments

On December 31, 2004, the accumulated losses were absorbed by the investment reserve.

On December 31, 2000, the Company established an investment reserve for adjusted net income remaining from the period in the amount of R$73,465 and transferred to this reserve the remaining retained profit balances in the amount of R$5,807 (Note 26.e).

c) Treasury shares

On December 31, 2005, the Company held 1,043,034 thousand of its own preferred shares in treasury (1,434,563 thousand preferred shares on December 31, 2004), after the sale, during 2005, of 391,529 thousand of these shares. The balance of treasury shares on December 31, 2005 is R$11,792 (R$16,218 on December 31, 2004).

The market value per thousand shares lot at the end of 2005, expressed in reais was R$6.80 (R$5.60 in 2004).

d) Dividends

According to the Company by-laws, dividends must be at least 25% of the adjusted net income according to Corporate Law.

Net income of the year	174,427
Constitution of legal reserve	(8,721)
Realization of unrealized earnings reserve	54,433

Adjusted net income – basis for calculation of statutory dividends	220,139

Minimum percentage dividends	25

Minimum dividends	55,035

Additional dividends for payment to the preferred shares	91,639

Total of dividends	146,674

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

Preferred shares are do not have voting rights except under limited circumstances and they are assured (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than that paid on each common share in the event of liquidation of the Company.

In 2005, were calculated dividends to the stockholders of the preferred shares, as described below:

Subscribed capital stock	5,074,941
Minimum percentage of mandatory dividends	6%

304,497

Total number of shares	988,758,654,307

Total number of preferred shares	476,278,322,363

Single value per thousand share	0.31
Dividends	146,674

In December 2004, the Company presented adjusted loss for dividends distribution purposes.

On December 31, 2005 the subsidiary Embratel recorded R$48,989 (R$48,644 on December 31, 2004) of interest on capital receivable and R$110,136 (R$93,024 on December 31, 2004) of dividends receivable, credited by the subsidiary Star One. Therefore, the subsidiary Star One’s retained earnings were fully distributed to its shareholders.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

e) Destination of adjusted net income

Adjusted net income composition:

Net income of the year	174,427
Constitution of legal reserve	(8,721)
Realization of unrealized earnings reserve	54,433

Adjusted net income – basis to calculation of dividends	220,139

Minimum dividends – 25%	(55,035)
Additional dividends for payment to the preferred shares	(91,639)
Adjusted net income – after dividends (Note 26.b.3)	73,465

In order to meet the permanent investment plans provided for in the formal, approved budgets by the Company’s Boards, according to that provided in article 196 of the Corporation Law and article 8 of CVM Instruction No. 59 issued on December 22, 1986, the Company established an Investment Reserve for adjusted net profits remaining from the period in the amount of R$73,465 and transferred to this reserve the remaining retained profit balances in the amount of R$5,807. This Management proposition is subject to the ratification by the Ordinary Shareholders’ Meeting.

f) Stock option plan

The stock option plan was approved at the Annual Shareholders General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

Number of purchase options of preferred shares (thousand share lot)

Open options as of December 31, 2003	8,731,080

Options offered in 2004	152,500
Options cancelled in 2004	(99,846)
Options sold in 2004	(1,615,240)

Open options as of December 31, 2004	7,168,494

Options cancelled in 2005	(3,606,806)
Options sold in 2005	(391,529)

Open options as of December 31, 2005	3,170,159

Weighted average exercise price of the purchase options on
December 31, 2005 (per thousands of shares, expressed in reais)	6.61

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the year, net income for the year ended December 31, 2005 would have been increased by R$3,447, totaling R$170,980.

g) Reconciliation of net income (loss) of the Company to those of the consolidated financial statements

The difference between net income of the Company and consolidated, refers to donations recorded in shareholders’ equity of the subsidiaries, in the amount of R$173 on December 31, 2005 (R$2,055 on December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

27. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most important balances and values are shown below:

	Consolidated

	2005	2004

ASSET
Current
Accounts receivable (telephone traffic)
Techtel	7	137
TDB (1)	-	5,494
Claro Group	54,500	5,047
Net	5,144	-

Accounts receivable (call center)
Claro Group	6,497	5,528

Foreign Administrators (telephone traffic)
Telmex – México	2,832	2,254
Telmex – Chile	1,843	133
Telmex – Argentina	3,113	389
Telmex – USA	943	-
Conecel – Equador	120	-

Related parties	.
TDB - loans (3)	. -	565
Claro Group	794	223

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

	Company		Consolidated

	2005	2004	2005	2004

LIABILITIES
Current
Accounts payable (telephone traffic)
TDB (1)	-	-	-	4,425
Claro Group	-	-	188,664	49,405

Foreign administrators (telephone traffic)
Telmex – México	-	-	5,448	1,654
Telmex – Chile	-	-	928	255
Telmex – USA	-	-	802	-
Telmex – Argentina	-	-	1,779	319

Related parties
Telmex – USA	-	-	91	-
TDB – loan (3)	12,796	-	-	-
Embratel – loan (4)	11,894	-	-	-
Palau – loan (5)	-	49,254	-	-

Loans – Inbursa bank (2)		-	58,525	133,401

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

	Company		Consolidated

	2005	2004	2005	2004

INCOME STATMENTS OF INCOME
Operating revenue
Domestic traffic
Telmex – Brasil (1)	-	-	42,923	14,017
Claro Group	-	-	376,862	65,931
Net			4,151	-
International traffic
Telmex – México	-	-	2,587	1,770
Telmex – Argentina	-	-	1,214	432
Telmex – Chile	-	-	1,079	137
Techtel	-	-	24	51
Conecel – Equador	-	-	135	-
Call Center	-	-
Claro group	-	-	46,401	6,401
Cost of services provided
Domestic traffic
Telmex – Brasil (1)	-	-	(13,286)	(3,924)
Claro group	-	-	(459,182)	(139,518)
Internacional traffic
Techtel	-	-	(79)	(140)
Telmex – México	-	-	(2,777)	(1,079)
Telmex – Argentina	-	-	(1,215)	(254)
Telmex – USA	-	-	(645)	-
Telmex – Chile	-	-	(698)	(261)
General and administrative
Claro group		-	(153)	(112)

Financial
Interest on loans – Inbursa bank (2)			(13,904)	(681)
Interest on loan – TDB (1)	(386)	-	-	-
Interest on loan – Embratel (4)	(133)	-	-	-
Interest on loan – Palau (5)	(560)	(654)	-	-

(1)	Company acquired on October 24, 2005 (Note 1). The amounts described in the statements of income refers to the period from January to the date of acquisition.

(2)	Interest rate: three month Libor + spread of 1.2% Maturity of principal: November 11, 2006 Guarantee: promissory note

(3)	1º contract: Interest rate: CDI
Maturity of principal: June 5, 2006

2º contract:
Interest rate: IGP-M
Maturity of principal: undetermined

(4)	Interest rate: CDI
Maturity of principal: June 5, 2006

(5)	Liquidated on May 25, 2005, in the amount of R$49,955.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

On November 22, 2005, the subsidiary Embratel and NET signed agreements that permit the use by Embratel of NET’s network and of various support services to be provided by NET to Embratel.

These agreements support the partnership between Embratel and NET for the launch of a joint triple play offering for the residential market. Triple play is an integrated voice, broadband and video offering through a single network infrastructure, where the services will be joint billed by the companies. In this offer Embratel will not only benefit from NET´s network, but it also will access its subscribers base and its distribution channels.

Among the contracts signed is the “Contrato de Locação de Fibra Ótica” (Optic Fiber Lease Contract) that permits Embratel to lease NET’s surplus fiber. This agreement allows Embratel to increase its access network to the market as a whole and represents an important step for the Company to speed up the time to market of integrated telecommunication services (local and long distance voice, data, broadband, Internet, image and outsourcing).

28. Insurance (unaudited)

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

a) Subsidiary Embratel

On December 31, 2005, the subsidiary Embratel had Operating Risk type insurance policies for the total risk amount of R$13,054,351, and maximum indemnity limit equal to R$852,801, including own equipment and that of third parties housed on its premises and including coverage for loss of profits. The assets and liabilities and material risks are covered by insurance in accordance with the concession contracts.

b) Subsidiary Star One

All Earth Station Equipment are insured in the amount approximately equal to the net book value. The insurances related to satellites in orbit B3 and B4 have been renewed until June 30, 2006 and AMC12 until February 3, 2007.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

c) Subsidiaries VSP and VSA

On December 31, 2005, these subsidiaries had Operational Risk insurance, which called for coverage of loss of profits. The total coverage of the Operational Risk policy is R$2,173,230 and the maximum limit of indemnity is equal to R$649,413.

d) Subsidiary TDB

On December 31, 2005, the company had insurance contracts on modality (i) operational risks, reaching own and that of third party equipments and all of its network against fire, ray, explosion and suspended income, in amount of R$560,440, (ii) engineering risks, reaching civil builds, facilities and equipment assembly on public track, in amount of R$5,000, and (iii) civil responsibility risk reaching involuntary personal damage and/or materials caused to third parties in amount of R$4,000.

e) Subsidiary Primesys

On December 31, 2005, the subsidiary has the control of insurance contracts on patrimonial modalities, Civil responsibilities and vehicles on total amount of R$36,628.

29. Director’s Fees

During the years 2005 and 2004, director’s fees were recorded as Operating Expenses in the amount of R$461 and R$213, respectively (consolidated R$9,896 in 2005 and R$38,358 in 2004).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

30. Commitments with Anatel (unaudited)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of the subsidiary Embratel:

	Position in
	December	Target for
Indicator	2005	2006

Rate of international long distance calls completed in each period of the greatest conventional switching telephone services (target in 2005: 70%)
Morning	71.4%	70.0%
Daytime	70.5%	-
Nighttime	69.0%	70.0%
Rate of domestic long distance calls completed in each period of the greatest conventional switching telephone services (target in 2004: 70%)
Morning	71.0%	70.0%
Daytime	71.9%	-
Nighttime	67.7%	70.0%
Rate of calls completed to telephone answering services of up to 10 seconds per period of greatest conventional switching telephone serviced (target in 2004: 94%) (2)
Morning	96.2%	95.0%
Daytime	96.2%	-
Nighttime	96.6%	95.0%
Requests for public use telephone repairs per 100 telephones in service (target in 2005:
10)	5,4	8
Number of accounts with complaints of errors in each 1000 (target in 2004: 2)	0.3	2
Number of Telephones in public use (TUP) in service	1,525	(1)

Notes:

(1) There is no regulation, one target established for the indicator.
(2) The indicator is already with agreement the correct format after 2006.
(3) All data shown above can be found in the Anatel site.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais, except when mentioned otherwise)

31. Agreement with Operators

The subsidiary Embratel formalized agreements with fixed and mobile Telecom groups that settled business disputes arising among the parties. As a result, a gain of approximately R$111,562 was recorded in the consolidated statement of income for the year ended December 31, 2005, net of taxes (approximately R$21,000 in 2004) as: trade accounts receivable, allowance for doubtful accounts, deferred and recoverable taxes, judicial deposits, other current assets, property, plant and equipment, accounts payable and accrued expenses, taxes and contributions, other liabilities, deferred income, operating revenue, cost of services provided, other operating income, net and income tax and social contribution expenses. The subsidiary Embratel’s Management believes that these agreements will enable a better operating relationship with the referenced companies due to the fact that it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes among the parties as well as bring about an enhanced ability to assess business among the parties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 04, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.